Form 20-F
period 1999-12-31
CALPETRO TANKERS BAHAMAS III LTD
filed 2000-06-27
CIK 923656

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 20-F

    Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                               OR

X   Annual Report pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

    For the fiscal year ended December 31, 1999

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

    Item 17             Item 18   X

                        TABLE OF CONTENTS

                             PART I

Item 1.     Description of Business ............................1
                The Company ....................................1
                Overview of Operations .........................1
                The Management..................................2
                The International Tanker Market ................2
                Environmental and Other Regulations ............3
                Risk of Loss and Liability; Insurance ..........4

Item 2.     Description of Property ............................5
Item 3.     Legal Proceedings ..................................5
Item 4.     Control of Registrant  .............................5
                The Company ....................................5

Item 5.     Nature of Trading Market ...........................5
Item 6.     Exchange Controls and Other Limitations Affecting
            Security-Holders ...................................5
Item 7.     Taxation ...........................................5
Item 8.     Selected Financial Data ............................6
Item 9.     Management's Discussion and Analysis of Financial
            Condition and Results of Operations.................6
Item 9 (A)  Quantitative and Qualitative disclosure about Market
            Risk................................................8
Item 10     Directors and Officers of Registrant................9
Item 11.    Compensation of Directors and Officers..............9
Item 12.    Options to Purchase Securities from Registrant or
            Subsidiaries........................................9
Item 13.    Interest of Management in Certain Transactions .....9


                             PART II

Item 14     Inapplicable

                            PART III

Item 15.    Defaults Upon Senior Securities....................10
Item 16.    Changes in Securities and Changes in Security for
            Registered Securities and Use of Proceeds..........10


                             PART IV

Item 17     Inapplicable
Item 18.    Financial Statements...............................10
Item 19.    Financial Statements and Exhibits..................10

                Signatures.....................................11

                             PART I


ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

CalPetro Tankers (Bahamas III) Limited ("Bahamas III" or the "Company") was incorporated in the Bahamas on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II), each of which is incorporated in the Bahamas, and CalPetro Tankers (IOM) Limited which is incorporated in the Isle of Man (together the "Companies"). Each of the Companies was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Companies to fund the acquisition of the Vessels from the Chevron Transport Corporation. The Company was allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired its Vessel, the WILLIAM E. CRAIN, as described below. The Company engages in no business other than the ownership and chartering of its Vessel and activities resulting from or incidental to such ownership and chartering.

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

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline has sold, effective as of July 1, 1999, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

OVERVIEW OF OPERATIONS

The Company owns one 150,000 deadweight tonne ("dwt") Suezmax oil tanker, the WILLIAM E. CRAIN, which was acquired from Chevron Transport Corporation (the "Vessel"). Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. The Vessel has been chartered back to Chevron Transport Corporation (the "Initial Charterer" or "Chevron Transport") on bareboat charter (the "Initial Charter"). The Initial Charter has a term expiring on April 1, 2015, subject to the Initial Charterer's right to terminate the Initial Charter on certain specified dates.
Chevron Transport is principally engaged in the marine transportation of oil and refined petroleum products. Chevron Transport's primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia. Chevron Transport has advised the Company that it expects to use the Vessel worldwide as permitted under the Initial Charter. The obligations of the Initial Charterer under the Initial Charter are guaranteed by Chevron Corporation ("Chevron"), a major international oil company, pursuant to a guarantee (the "Chevron Guarantee"). Chevron Transport is an indirect, wholly-owned subsidiary of Chevron.

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

THE MANAGEMENT

The Company entered into a management agreement (the "Management Agreement") with P.D. Gram & Co, a.s. (in such capacity, the "Manager") to provide administrative, management and advisory services to the Company and arrange for remarketing services, if necessary, for the Vessel. On March 31, 1999, P.D.Gram & Co, a.s. resigned as Manager and Barber Ship Management resigned as Technical Advisor and on the same date each was replaced by Frontline Limited, pursuant to an assignment of the Management Agreement.

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

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which could have a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) ULCC-size range of approximately 320,000 to 450,000 dwt; (ii) VLCC-size range of approximately 200,000 to 320,000; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 60,000 to 120,000 dwt; and (v) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, freight and charterhire rates are strongly influenced by the supply and demand for shipping capacity. The tanker market in general has been depressed for a number of years, largely as a result of an excess of tonnage supply over demand. In 1999, the Suezmax sector of the tanker market continued to fluctuate and in the third quarter of 1999 fell to the lowest level since 1994. This was also the result of substantially lower volumes of oil transported due to the adherence by OPEC to their agreed oil production cuts introduced at the start of 1999, the fact that a high proportion of these cuts involved long-haul Middle East oil, increased competition from the VLCC sector and the draw of oil inventories. At the start of 2000, the Suezmax market has seen some improvement as scrapping of older tonnage has increased due to high bunker cost and the difficulties finding cargoes for old tonnage. Tanker scrapping activity is expected to continue at high levels given the current tanker market weakness, the relatively high orderbook, the tanker fleet age demographic, an expensive fifth special survey and stricter environmental regulations. Continued improvement in Suezmax freight rates will be largely dependent on improvement in the Asian economies, increased output from the OPEC countries and an increase in the rate of scrapping older vessels.

There is no guarantee that Suezmax rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. However, Suezmax rates are still sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not extended. The average daily time charter equivalent rates earned by modern Suezmaxes in 1999 was $16,000 on a single voyage basis.

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

The International Maritime Organization, an agency of the United Nations (the "IMO"), has adopted regulations designed to reduce oil pollution in international waters. In complying with OPA 90, the IMO regulations and other regulations that may be adopted, the Company and any charterer of the Vessel may be forced to incur additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.

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

Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" with strict liability on a joint and several basis (subject to certain exceptions and qualifications) for all oil spill containment and clean-up costs and other damages arising from actual or threatened oil spills pertaining to these vessels. Although OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels, there is no specific exclusion for such entities under OPA 90.
In addition, if the Collateral Trustee of any Holder exercises remedies and becomes an "owner'" or "operator" or "demise charterer" of the Vessel following a Mortgage Event of Default, such person or entity may be subject to liability as responsible parties under OPA 90. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation); however, that limit would not apply if the incident were proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.


ITEM 2.  DESCRIPTION OF PROPERTY

Other than the Vessel described above, the Company does not have any property.

ITEM 3.  LEGAL PROCEEDINGS

The Company is not party to any legal proceedings, nor are there any legal proceedings threatened against the Company, which are material to its assets or businesses.

ITEM 4.  CONTROL OF REGISTRANT

CalPetro Tankers (Bahamas III) Limited is a wholly-owned subsidiary of California Tankers International Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. The Company is ultimately controlled by Hemen as described in
Item 1. "The Company". All the issued and outstanding shares of capital stock of the Company are beneficially owned by CalPetro Holdings Limited and have been pledged to the Chemical Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. The parent company has full voting control over the Company subject to the rights of the Collateral Trustee.

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


ITEM 8.  SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1999, 1998 and 1997, and the selected balance sheet data with respect to the fiscal years ended December 31, 1999 and 1998, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the year ended December 31, 1997 and the selected income statement and balance sheet data with respect to the year ended December 31, 1996 and the period ended December 31, 1995 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.
                                                           Period
                                  Year ended             April 1,
                                  December 31,    to December 31,
                         ________________________________________
                         1999     1998    1997     1996     1995
                         ________________________________________
                                  (US Dollars in thousands)
Income Statement Data
Total income              2,694    2,895   3,097    3,301   2,557
Net income                  149      152     197      217     198

Balance Sheet Data
Total assets             31,936   34,389  36,801   39,189  41,364
Long-term loans,
 including current       30,454   32,984  35,514   38,044  40,384
portion
Shareholders' equity        913      764     612      415     198

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

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1999 amounted to $2,609,000, compared with $2,813,000 for the year ended December 31, 1998.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $2,463,000 for the year ended December 31, 1999. The amortization of discount on loans for the period amounted to

$31,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1998 were $2,647,000 and $31,000, respectively.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1997

TOTAL REVENUES
Finance lease interest receivable for the year ended December 31, 1998 amounted to $2,813,000, compared with $3,015,000 for the year ended December 31, 1997.

EXPENSES
Interest payable on the Term Loans and the Serial Loans amounted to $2,647,000 for the year ended December 31, 1998. The amortization of discount on loans for the period amounted to $31,000. The company amortises the discount over the life of the loans. The corresponding figures for the period to December 31, 1997 were $2,827,000 and $31,000, respectively.

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

YEAR 2000

    The Vessels are provided with computers and have computerized control systems. Further the Vessels have equipment such as for example navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function.

    The initial terms of the Charters extend beyond the year 2000. The initial Charterer has assured the Company that it is very aware of the year 2000 problem. The Initial Charterer has confirmed that in the dealings with the Vessels it has taken, and will continue to take, all reasonable steps to allow business continuity into the year 2000 and beyond.

    The Owners have not incurred and do not expect to incur any
year 2000 related expenses.   At this stage no year 2000 problems
have been reported and should any problems arise the Initial
Charterer's obligation to pay charter hire is absolute.   This
absolute obligation includes circumstances where a Vessel should be unfit for use due to computer related problems, should such occur in spite of the Initial Charterer's diligent approach to the preparations for the year 2000. In addition, the Initial Charterer is obliged to indemnify the relevant Owner and the Company in respect of events arising through the term of the Charters with respect to, among other things, all liabilities claims and proceedings arising in any manner out of the operation of the Vessels by the Initial Charterer with no exclusion of events relating to computers or problems that could affect computers at certain dates. The Initial Charterer's obligations as described above are guaranteed by the Chevron Guarantees.

    Additionally the Owners rely on the services of internationally recognised banks and other institutions to make
payments and provide management services.   There have been no
year 2000 effects on these services to date, and any future
problems will be covered by normal commercial arrangements.   The
owners do not expect to incur any costs in this area.

ITEM 9 (A)    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
MARKET RISK

          (a) Quantitative information about market risk

         Quantitative information about market risk instruments at December 31, 1999 is as follows:

         i)   Serial Loans:

         The principal balances of the Serial Loans bear interest at rates ranging from 7.35% to 7.62% and mature over a seven year period beginning April 1, 2000. The loans are reported net of the related discounts which are amortized over the term of the loans.

         The outstanding serial loans have the following characteristics:

            Principal due    Interest rate     Maturity date
                                                       $ 000

                    2,530            7.35%     April 1, 2000
                    2,530            7.44%     April 1, 2001
                    2,530            7.49%     April 1, 2002
                    2,530            7.55%     April 1, 2003
                    2,530            7.57%     April 1, 2004
                    2,530            7.60%     April 1, 2005
                    2,530            7.62%     April 1, 2006
                    _____

                   17,710
                    _____

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS OF CALPETRO TANKERS (BAHAMAS
III) LIMITED

                               Age     Position

Tor Olav Troim                 37      Director and President
Alexandra Kate Blankenship     35      Director and Secretary

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

Kate Blankenship has been a Director of Calpetro Tankers (Bahamas
III) Limited since 1998. Mrs. Blankenship joined Frontline in 1994 and serves as Chief Accounting Officer and Secretary. Prior to joining Frontline she was a Manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 1999, the Company paid to its directors and officers, total compensation of $3,000.00.


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


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements, together with the report thereon of Ernst & Young, are filed as part of this Annual
Report:

                                                             Page

Report of Independent Auditors                                F-1


Statement of Income for the years ended December 31, 1999,    F-2
1998 and 1997


Balance Sheet as at December 31, 1999 and 1998                F-3


Statement of Cash Flows for the years ended December 31,      F-4
1999, 1998 and 1997

Notes to the Financial Statements                             F-5

             CALPETRO TANKERS (BAHAMAS III) LIMITED


REPORT OF INDEPENDENT AUDITORS


THE SHAREHOLDERS AND BOARD OF DIRECTORS OF CALPETRO TANKERS
(BAHAMAS III) LIMITED

    We have audited the accompanying balance sheet of Calpetro Tankers (Bahamas III) Limited as of December 31, 1999 and 1998 and the related statements of income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas III) Limited at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.



                                  Ernst & Young
Douglas, Isle of Man              Chartered Accountants



June 21, 2000

             CALPETRO TANKERS (BAHAMAS III) LIMITED

                       STATEMENT OF INCOME



                                                              Year ended
                                                              December 31,
(US Dollars in thousands)             Notes       1999       1998      1997

Income

Finance lease interest                 2(b)      2,609      2,813     3,015

Bank interest                                       54         51        51
Recognition of unearned finance
  lease income                         2(b)         31         31        31

                                                 _____      _____     _____

                                                 2,694      2,895     3,097

Expenses

Interest expense                          3     (2,463)    (2,647)   (2,827)

General and administrative expenses                (51)       (65)      (42)

Amortization of discount on loans      2(d)        (31)       (31)      (31)
                                                ______     ______    ______

Income before taxes                                149        152       197
Provision for taxes                    2(e)          -          -         -
                                                ______     ______    ______
Net income for the year                            149        152       197
                                                ======     ======    ======

                   CALPETRO TANKERS (BAHAMAS III) LIMITED

                                BALANCE SHEET

                                                              December 31,
(US Dollars in thousands)                        Notes      1999       1998

Assets

Current assets:
Cash and cash equivalents                                  1,442      1,408
Current portion of net investment
 in direct financing leases                       2(b)     2,456      2,436
Interest receivable                                          628        679
Other current assets                                          22         22
                                                          ______     ______

Total current assets                                       4,548      4,545

Net investment in direct financing leases         2(b)    27,151     29,576
Discount on loans less amortization               2(d)       237        268
                                                          ______     ______

Total assets                                              31,936     34,389
                                                          ======     ======
Liabilities and stockholders' equity

Current liabilities:
Accrued interest                                             555        616
Current portion of serial loans                      4     2,530      2,530
Other liabilities                                             14         25
                                                          ______     ______

Total current liabilities                                  3,099      3,171

Long-term loans                                      4    27,924     30,454
                                                          ______     ______

Total liabilities                                         31,023     33,625
                                                          ______     ______

Stockholders' equity:
Common stock: 1,000 shares authorized;
100 shares of $1 par value issued and
outstanding                                                    -          -
                                                          ______      _____

Retained earnings                                            913        764
                                                          ______     ______

Total stockholders' equity                                   913        764

                                                          ______     ______

Total liabilities and stockholders' equity                31,936     34,389
                                                          ======     ======

                   CALPETRO TANKERS (BAHAMAS III) LIMITED

                           STATEMENT OF CASH FLOWS

                                                                Year ended
                                                                December 31,
                                                   1999      1998      1997
(US Dollars in thousands)

Cash Flows from Operating Activities:

         Net income                                 149      152        197
         Adjustments to reconcile net income
         to net cash provided by operating
         activities:
             Amortization of discount on loans       31       31         31
             Recognition of unearned income         (31)     (31)       (31)
             Changes in assets and liabilities
             Accounts receivable                     51       51         49
             Accounts payable                       (72)     (34)       (55)
                                                   ____     ____       ____

             Net cash provided by operating
               activities                           128      169        191
                                                   ____     ____       ____
Cash Flows from Investing Activities:

    Repayment of direct finance leases            2,436    2,415      2,393
                                                  _____    _____      _____

    Net cash from investing activities            2,436    2,415      2,393
                                                  _____    _____      _____

Cash Flows from Financing Activities

             Serial loans redeemed               (2,530)  (2,530)    (2,530)
                                                  _____    _____      _____
         Net cash used in financing activities   (2,530)  (2,530)    (2,530)

                                                  _____    _____      _____

Net increase in cash and cash equivalents            34       54         54

Cash and cash equivalents at start of year        1,408    1,354      1,300
                                                  _____    _____      _____

Cash and cash equivalents at end of year          1,442    1,408      1,354
                                                 ======   ======     ======

             CALPETRO TANKERS (BAHAMAS III) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION

     The company, which was incorporated in the Bahamas on May 13, 1994 is one of four companies: Calpetro Tankers (Bahamas
     I) Limited, Calpetro Tankers (Bahamas II) Limited each of which is incorporated in the Bahamas and Calpetro Tankers
     (IOM) Limited which is incorporated in the Isle of Man.
     Each of the Companies (the "Owners") has been organized as a special purpose company for the purpose of acquiring one of the four recently constructed oil tankers from Chevron Transport Corporation (the "Initial Charterer") and for which long-term charter agreements have been signed with the Initial Charterer. California Petroleum Transport Corporation acting as agent on behalf of the Owners issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes. These statements reflect the net proceeds from the sale of the Term Mortgage Notes together with the net proceeds from the sale of the Serial Mortgage Notes having been applied by way of long-term loans to the Owners to fund the acquisition of the Vessels from the Initial Charterer.

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

             CALPETRO TANKERS (BAHAMAS III) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

                           (CONTINUED)

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

     (d)  DISCOUNT ON LOANS
          Discount on issue of the long-term debt which comprises the Term Loans and Serial Loans is being amortized over the respective periods to maturity of the debt as described in Note 4.

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

     (g)  REPORTING CURRENCY
          The reporting currency is United States dollars. The functional currency is United States dollars.


3.   INTEREST EXPENSE

                                              Year ended
                                             December 31,
                                        1999      1998     1997
                                       $ 000     $ 000    $ 000

     Long-term loans                   2,463     2,467    2,827
                                       =====     =====    =====

             CALPETRO TANKERS (BAHAMAS III) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

                           (CONTINUED)

4.   LONG-TERM LOANS
                                                  1999     1998
                                                 $ 000     $000
     Opening balance                            30,454   32,984
     Less:  current portion                      2,530    2,530
                                                ______   ______

     Long-term loans                            27,924   30,454
                                                ======   ======

     The fair value of the long-term loans approximates to their carrying value.

     (a)  SERIAL LOANS
          The serial loans have the following characteristics:

        Principal due          Interest Rate     Maturity Date
          on maturity
                $ 000

                2,530             7.35%          April 1, 2000
                2,530             7.44%          April 1, 2001
                2,530             7.49%          April 1, 2002
                2,530             7.55%          April 1, 2003
                2,530             7.57%          April 1, 2004
                2,530             7.60%          April 1, 2005
                2,530             7.62%          April 1, 2006
               ______
               17,710
              =======

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

             CALPETRO TANKERS (BAHAMAS III) LIMITED

                NOTES TO THE FINANCIAL STATEMENTS

                           (CONTINUED)


       Payment  Charter Not     Charter     Charter      Charter
          Date   Terminated  Terminated  Terminated   Terminated
                                   2006        2008         2010
                       $000        $000        $000         $000

 April 1, 2007        1,416         570       1,416        1,416
 April 1, 2008        1,416         620       1,416        1,416
 April 1, 2009        1,416         670         490        1,416
 April 1, 2010        1,416         730         530        1,416
 April 1, 2011        1,416         790         570          270
 April 1, 2012        1,416         850         620          290
 April 1, 2013        1,416         930         670          310
April 1, 2014         1,416       1,010         730          340
April 1, 2015         1,416       6,574       6,302        5,870
                     ______      ______      ______       ______

                     12,744      12,744      12,744       12,744
                     ______      ______      ______       ______

Total Long-Term
Loans                30,454      30,454      30,454       30,454
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






Date:  June 26, 2000





















                              F-10
02089006.AC5