Form 20-F
period 2003-12-31
CALPETRO TANKERS BAHAMAS III LTD
filed 2004-06-25
CIK 923656

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

For the fiscal year ended             December 31, 2003
                         -------------------------------------------------------

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

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

       None                                           Not applicable
-------------------                    -----------------------------------------

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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:


                             Item 17 [ ] Item 18 [X]

                     CALPETRO TANKERS (BAHAMAS III) LIMITED
                          INDEX TO REPORT ON FORM 20-F

                                                                            Page
PART I

Item 1.    Identity of Directors, Senior Management
           and Advisors                                          Not applicable
Item 2.    Offer Statistics and Expected Timetable               Not applicable
Item 3.    Key Information                                                   1
Item 4.    Information on the Company                                        6
Item 5.    Operating and Financial Review and Prospects                     15
Item 6.    Directors, Senior Management and Employees                       17
Item 7.    Major Shareholders and Related Party Transactions                18
Item 8.    Financial Information                                            18
Item 9.    The Offer and Listing                                            18
Item 10.   Additional Information                                           18
Item 11.   Quantitative and Qualitative Disclosures
           about Market Risk                                                20
Item 12.   Description of Securities Other than Equity Securities           21

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies                   21
Item 14    Material Modifications to the Rights of Security
           Holders and Use of Proceeds                                       21
Item 15.   Controls and Procedures                                           21
Item 16A.  Audit Committee Financial Expert                                  22
Item 16B.  Code of Ethics                                                    22
Item 16C.  Principal Accountant Fees and Services                            22
Item 16D.  Exemptions from the Listing Rules
           for Audit Committees                                  Not applicable

PART III

Item 17    Financial Statements                                  Not applicable
Item 18.   Financial Statements                                              23
Item 19.   Exhibits                                                          23

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The selected statement of operations and retained earnings data of the Company with respect to the fiscal years ended December 31, 2003, 2002 and 2001, and the selected balance sheet data at December 31, 2003 and 2002, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 2000 and 1999 and the selected balance sheet data at December 31, 2001, 2000 and 1999 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in US dollars.


                                                       Year ended December 31,
                                          2003        2002       2001      2000       1999
                                         (U.S. Dollars in thousands except per share data)

Statement of operations and
retained earnings data:

Net operating revenues                     1,869       2,068      2,282      2,494     2,694
Net income                                    46          78         98        139       149
Per share data:
Dividends per share                            -           -          -          -         -
Balance sheet data:
Total assets                              22,056      24,562     27,061     29,476    31,396
Long term liabilities (1)                 20,334      22,864     25,394     27,924    32,984
Stockholder's equity                       1,274       1,228      1,150      1,052       913


(1) Includes current portion.

Risk Factors

Please note: In this section, "we", "us" and "our" all refer to the Company.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel (the "Vessel") is currently operated under a bareboat charter (the "Charter") to Chevron Transport Corporation (the "Initial Charterer". The Charter has a term expiring on April 1, 2015, subject to the fact that the Initial Charterer has an option to terminate the charter earlier on three specified dates. The first option to terminate is on April 1, 2006 and subsequent options exist on each of the two subsequent two-year anniversaries thereof. Notice of the intention to exercise the option to terminate the Charter must be given at least twelve months in advance for the first Optional Termination Date and seven months in advance for subsequent Optional Termination Dates.

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

Because our charter may be terminated in April 2006, we may incur additional expenses and not be able to recharter our Vessel profitably

CalPetro Tankers (Bahamas III) Limited was incorporated in the Bahamas on May 13, 1994 together with three other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II) Limited, each of which is incorporated in the Bahamas, and CalPetro Tankers (IOM) Limited which is incorporated in the Isle of Man (together the "Owners"). Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four Suezmax oil tankers from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Companies, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from the Chevron Transport Corporation. The Company was allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired its Vessel, the VIRGO VOYAGER (previously WILLIAM E CRAIN).

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2003, we had $20.3 million in total indebtedness outstanding and stockholder's equity of $1.3 million. The degree to which we are leveraged could have important consequences for the holders of the Notes, including:

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

Item 4. Information on the Company

The Company

CalPetro Tankers (Bahamas III) Limited was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II). In addition CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. Together these companies are referred to as the "Owners". Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation. California Petroleum Transport Corporation, a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from the Chevron Transport Corporation. The Company was allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired its Vessel, the VIRGO VOYAGER (previously WILLIAM E CRAIN), as described below. The Company engages in no business other than the ownership and chartering of its Vessel and activities resulting from or incidental to such ownership and chartering.

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

Pursuant to a share purchase agreement dated December 23, 1998, as amended on March 4, 1999, Frontline sold, effective July 1, 1999, all of the issued and outstanding shares of ITC to Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline. On July 1, 2003, Frontline entered into an option agreement with Hemen to acquire all shares in ITC. This option was exercised effective May 27, 2004.

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

The Vessel is a single-hull oil carrier of and is presently registered under the Bahamian flag. The Vessel was constructed under the supervision of the Initial Charterer and designed to the Initial Charterer's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems, additional crew quarters to facilitate added manning and a double-hull design patented by one of Chevron Corporation's subsidiaries. The builder of VIRGO VOYAGER (previously WILLIAM E. CRAIN) was Ishikawajima do Brasil Estaleiros S.A.

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

The year 2003 started with extremely strong charter rates which were mainly driven by factors such as the strike in Venezuela which resulted in longer haul imports, a cold winter in the northern hemisphere resulting in increased demand for heating oil and increased consumption in the Far East especially China, all of which have resulted in spot market rates being significantly stronger than in 2002. Suezmax rates have fluctuated over the year ranging from $17,000 per day to $40,000 per day.

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

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. As a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. Our tanker is a single hulled tanker built in 1992 and as such, will be able to operate until 2015 before being required to be scrapped or retrofitted to conform to international environmental standards. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its deliver in 2017. We do not know whether our vessel will be subject to the proposed accelerated phase out described above but this could result in our vessel being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of our vessel.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified at the end of 2003, and becomes effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Compliance with these regulations could require the installation of expensive emission control systems. Although Chevron Transport Corporation is responsible for all operational matters and bears all these expenses during the term of our current Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Charter or in the event Chevron Transport Corporation fails to make a necessary payment.

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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers

Environmental Regulation--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances whether on land or at sea.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include injury to natural resources and real and personal property, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

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

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

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

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defences. Under an amendment that became effective November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $938 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $133.4 million. The current maximum amount is approximately $81.2 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 2, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2003. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

          o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

          o    on-board installation of ship security alert systems;

          o    the development of vessel security plans; and

          o    compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. The Manager will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Organisational Structure

As described above, and also in Item 7. Major Shareholders, and Related Party Transactions, the Company is a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls the Company as described in more detail in Item 4.

Property, Plants and Equipment

Other than the Vessel described above, the Company does not have any property.

Item 5.  Operating and Financial Review and Prospects

Operating results

Year ended December 31, 2003 compared with the year ended December 31, 2002

Total Revenues

Finance lease interest income for the year ended December 31, 2003 amounted to $1,777,000, compared with $1,988,000 for the year ended December 31, 2002.
Interest income has fallen in line with expectations. As the value of the finance lease falls on an annual basis, so does the interest received on the finance leases.

Expenses

Interest payable on the Term and Serial Loans amounted to $1,715,000 for the year ended December 31, 2003. The amortization of discount on loans for the period amounted to $31,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2002 were $1,901,000 and $31,000, respectively. Interest payable has fallen in line with expectations, with interest payable falling in line with the loan outstanding in the year.

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

Expenses

Interest payable on the Term Loans and the Serial Loans amounted to $1,901,000 for the year ended December 31, 2002. The amortization of discount on loans for the period amounted to $31,000. The Company amortises the discount over the life of the Term and Serial Loans. The corresponding figures for the period to December 31, 2001 were $2,090,000 and $31,000, respectively. Interest payable has fallen in line with expectations, with interest payable falling in line with the loan outstanding in the year.

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

Off-balance Sheet Arrangements

The company has no off-balance sheet arrangements that have or are reasonably likely to have a material current effect or that are reasonably likely to have a material future effect on our financial condition, revenues or expenses, liquidity, capital expenditure or capital reserves.

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

Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("the Interpretation"), which replaces Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements. Adoption of the interpretation is not expected to have a significant impact on the financial statements.


Item 6.  Directors, Senior Management and Employees

Directors and Executive Officers of CalPetro Tankers (Bahamas III) Limited

                                       Age           Position

Tor Olav Tr0im                         41            Director and President
Kate Blankenship                       39            Director and Secretary

Tor Olav Tr0im has been a Director of CalPetro Tankers (Bahamas III) Limited since 1998. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Mr. Tr0im also serves as a director of Ship Finance International Limited, a subsidiary of Frontline and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited ("Knightsbridge"). He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Tr0im has served as a director of Golar LNG Limited since May 2001.

Kate Blankenship has been a Director of CalPetro Tankers (Bahamas III) Limited since 1998. She is Chief Accounting Officer and Company Secretary of Frontline and has been a director of Frontline since 2003. Mrs Blankenship also serves as a director of Ship Finance International Limited, a subsidiary of Frontline. Prior to joining Frontline, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a director of Golar LNG Limited since 2003.

Compensation

During the year ended December 31, 2003, the Company paid to its directors and officers total compensation of $nil.

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

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

The Company is a wholly-owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls the Company as described in more detail in Item 4. All the issued and outstanding shares of capital stock of the Company are beneficially owned by ITC and have been pledged to the Chase Manhattan Trust Company of California (the "Collateral Trustee") as part of the collateral for the Notes. ITC has full voting control over the Company subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4, there are no known arrangements, which may lead to a change in control of the company.

Related Party Transactions

Frontline, the ultimate parent (see Item 4), manages the Company. In 2003, $34,903 was paid to Frontline for management of the Company.

Item 8.  Financial Information

Consolidated Financial Statements and Notes

See Item 18 below.

Legal Proceedings

We are not a party to any material pending legal proceedings. In the future, we may be subject to legal proceedings and claims in the ordinary course of business. Those claims, even if lacking merit, could result in the expenditure by us of significant financial and managerial resources.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2003 is as follows:

i) Serial Loans:

The principal balances of the Serial Loans bear interest at rates ranging from 7.57% to 7.62% and mature over a three-year period from April 1, 2004. The loans are reported net of the related discounts, which are amortized over the term of the loans. The outstanding serial loans have the following characteristics:


 Maturity date                  Interest rate                    Principal due
                                                                ($ 000's)
 April 1, 2004                  7.57%                            2,530
 April 1, 2005                  7.60%                            2,530
 April 1, 2006                  7.62%                            2,530

                                                                 7,590
                                                                -------

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


Scheduled           Charter               Charter              Charter            Charter
payment date        not terminated        terminated 2006      terminated 2008    terminated 2010
                    $'000                 $'000                $'000              $'000

 April 1, 2007       1,416                   570                1,416              1,416
 April 1, 2008       1,416                   620                1,416              1,416
 April 1, 2009       1,416                   670                  490              1,416
 April 1, 2010       1,416                   730                  530              1,416
 April 1, 2011       1,416                   790                  570                270
 April 1, 2012       1,416                   850                  620                290
 April 1, 2013       1,416                   930                  670                310
 April 1, 2014       1,416                 1,010                  730                340
 April 1, 2015       1,416                 6,574                6,302              5,870
                   ---------             --------             --------           ---------
                   12,744                 12,744               12,744             12,744

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

Item 16A. Audit Committee Financial Expert

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, California Tankers Investments Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by an audit committee would have no applicability to the Company.

Item 16B. Code of Ethics

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, California Tankers Investments Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by a code of ethics would have no applicability to the Company.

Item 16C. Principal Accountant Fees and Services

     a)   Audit Fees

     The following table sets forth the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

      Fiscal year ended December 31, 2003 $5,639
      Fiscal year ended December 31, 2002 $5,639

     b)   Audit Related Fees

     For the fiscal years ended December 31, 2003 and 2002 there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements.

     c)   Tax Fees

     For the fiscal years ended December 31, 2003 and 2002 there have been no tax related services rendered by the principal accountant related to tax compliance (i.e., preparation of original and amended tax returns), tax advice (i.e., assistance with tax audits and appeals), and tax planning.

     d)   All Other Fees

     For the fiscal years ended December 31, 2003 and 2002 there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, as set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.

Item 16D. Exemptions from the Listing Rules for Audit Committees

Not Applicable

                                    PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and notes, together with the report of Ernst & Young, Independent Auditors thereon, are filed as part of this annual report

                                                                            Page

Report of Independent Auditors                                              F-1

Statements of Operations and Retained Earnings for the Years Ended          F-2
December 31, 2003, 2002 and 2001

Balance Sheets as of December 31, 2003 and 2002                             F-3

Statements of Cash Flows for the Years Ended                                F-4
December 31, 2003, 2002 and 2001

Notes to the Financial Statements                                           F-5

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

10.1* Powers of Attorney for directors and certain officers of CalPetro Tankers (Bahamas II) Limited, incorporated by reference to Exhibit 24.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro
Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

31.1 Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

31.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to the filing indicated.

Report of Independent Auditors


To the Board of Directors
CalPetro Tankers (Bahamas III) Limited


We have audited the  accompanying  balance sheets of CalPetro  Tankers  (Bahamas
III) Limited as of December 31, 2003 and 2002, and the related statements of operations and retained earnings, and cash flows for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas III) Limited at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.



Ernst & Young
Chartered Accountants



Douglas, Isle of Man
June 8, 2004

CalPetro Tankers (Bahamas III) Limited
Statements of Operations and Retained Earnings
(in thousands of US$)


                                               Year ended       Year ended     Year ended
                                               December 31,     December 31,   December 31,
                                                 2003            2002             2001

Revenues
   Finance lease interest receivable             1,777          1,988         2,196
   Bank interest receivable                         61             49            55
   Recognition of unearned income                   31             31            31
                                                -------        ------        ------
   Net operating revenues                        1,869          2,068         2,282
                                                -------        ------        ------
Expenses
   General and administrative expenses            (77)            (58)          (63)
   Amortization of loan discount                  (31)            (31)          (31)
   Interest expense                            (1,715)         (1,901)     (  2,090)
                                                -------        ------        ------
                                               (1,823)          1,990         2,184
                                                -------        ------        ------
Net income                                         46              78            98
                                                =======        ======        ========
Retained earnings at the start of the year      1,228           1,150         1,052
                                                -------        ------        ------
Retained earnings at the end of the year        1,274           1,228         1,150
                                                -------        ------        ------


See accompanying Notes to the Financial Statements

CalPetro Tankers (Bahamas III) Limited
Balance Sheets
(in thousands of US$)

                                                        As at         As at
                                                      December 31,  December 31,
                                                        2003          2002
Assets
 Current assets:
 Cash and cash equivalents                                 1,715        1,626
 Current portion of net investment in finance lease        2,535        2,514
 Interest receivable                                         419          472
 Other current assets                                         17           45
                                                       ---------      ----------
 Total current assets                                     4,686         4,657
 Net investment in finance lease, less current portion   17,258        19,761
 Loan discount, net of amortization                         112           144
                                                       ---------      ----------
 Total assets                                            22,056        24,562
                                                       =========      ==========
Lbilities and stockholder's equity
 Current liabilities:
 Accrued interest                                           420           463
 Current portion of serial loans                          2,530         2,530
 Other current liabilities                                   28             7
                                                       ---------      ----------
 Total current liabilities                                2,978         3,000
 Long-term loans                                         17,804        20,334
                                                       ---------      ----------
 Total liabilities                                       20,782        23,334
                                                       ---------      ----------
 Stockholder's equity:
 Common stock: 100 shares of $1 par value                     -             -
 Retained earnings                                        1,274         1,228
                                                       ---------      ----------
 Total stockholder's equity                               1,274         1,228
                                                       ---------      ----------
 Total liabilities and stockholder's equity              22,056        24,562
                                                       =========      ==========


See accompanying Notes to the Financial Statements

CalPetro Tankers (Bahamas III) Limited
Statements of Cash Flows
(in thousands of US$)

                                                                        Year ended       Year ended      Year ended,
                                                                        December 31,     December 31,    December 31,
                                                                          2003               2002           2001
Cash flows from operating activities:
   Net income                                                                 46             78             98
   Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of discount on loans                                      31             31             31
       Recognition of unearned income                                       (31)            (31)           (31)
       Changes in assets and liabilities:
           Decrease in interest receivable                                    53             53             52
           Increase / (decrease) in other current assets                      28            (23)             -
           (Decrease) / increase  in accrued interest                       (43)            (48)            20
           Increase / (decrease) in other current liabilities                 21              1             (3)
                                                                        --------        --------       --------
           Net cash provided by operating activities                         105             61            167
                                                                        --------        --------       --------

Cash flows from investing activities:
   Finance lease payments received                                         2,514          2,495          2,474
                                                                        --------        --------       --------
   Net cash provided by investing activities                               2,514          2,495          2,474

Cash flows from financing activities:
   Repayments of Serial Loans                                             (2,530)        (2,530)        (2,530)
                                                                        --------        --------       --------
   Net cash used in financing activities                                  (2,530)        (2,530)        (2,530)
                                                                        --------        --------       --------
Net increase in cash and cash equivalents                                     89             26            111
Cash and cash equivalents at start of the year                             1,626          1,600          1,489
                                                                        --------        --------       --------
Cash and cash equivalents at end of the year                               1,715          1,626          1,600
                                                                        ========        ========       ========

Supplemental disclosure of cash flows information:

Interest paid                                                              1,758           1,949         2,070


See accompanying Notes to the Financial Statements.

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements



1.  Basis of Preparation

The Company, was incorporated in the Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II) Limited. In addition CalPetro Tankers (IOM) Limited, was incorporated in the Isle of Man. Each of these entities (the "Owners") has been organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation (the "Initial Charterer") and for which long-term charter agreements have been signed with the Initial Charterer. California Petroleum Transport Corporation acting as agent on behalf of the Owners issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes (the Serial and Term Loans), and subsequently loaned the proceeds to the Owners to fund the acquisition of the Vessels from the Initial Charterer.

The charter agreements with the Initial Charterer are expected to provide sufficient payments to cover the Owners' obligations under the Serial and Term Loans due to California Petroleum Transport Corporation. The Initial Charterer can terminate a charter at specified dates prior to the expiration of the charter, provided it provide notification at least 12 months prior to such termination date for the initial Optional Termination Date (and at lest 7 months prior to subsequent Optional Termination Dates) and make a Termination Payment. The Owners only source of funds with respect to the Serial and Term Loans is payments from the Initial Charterer, including Termination Payments. The Owners do not have any other source of funds for payment of the Serial and Term Loans.

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

3.   New Accounting Standards

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("the Interpretation"), which replaces Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements. Adoption of the interpretation is not expected to have a significant impact on the financial statements.

4.   Finance Lease

The following schedule lists the components of the net investment in finance lease:
                                                   As at              As at
                                               December 31,       December 31,
                                                    2003               2002

                                                   $'000              $'000

Total minimum lease payments to be received*      19,905              22,419
Less: Unearned income                               (112)               (144)
                                                  ------               ------
Net investment in finance lease                   19,793              22,275

* Lease payments under the charter agreement for each of the five succeeding years are as follows: $2,535,000 in 2004, $2,557,000 in 2005, $2,036,000 in
2006, $1,483,000 in 2007 and $1,487,000 in 2008.


5.  Long-Term Loans


                                                  As at              As at
                                               December 31,       December 31,
                                                    2003               2002

Serial Loans                                       7,590              10,120
Term Loans                                        12,744              12,744
                                                  ------              -------
                                                  20,334              22,864
                                                  ------              -------
Less: current portion                              2,530               2,530
                                                  17,804              20,334

Serial Loans

The serial loans have the following characteristics:

Maturity date                                Interest rate       Principal due
                                                                     ($ 000's)

April 1, 2004                                       7.57%              2,530
April 1, 2005                                       7.60%              2,530
April 1, 2006                                       7.62%              2,530
                                                                      ------
                                                                       7,590

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



Scheduled           Charter               Charter              Charter            Charter
payment date        not terminated        terminated 2006      terminated 2008    terminated 2010
                    $'000                 $'000                $'000              $'000

April 1, 2007        1,416                   570                1,416              1,416
April 1, 2008        1,416                   620                1,416              1,416
April 1, 2009        1,416                   670                  490              1,416
April 1, 2010        1,416                   730                  530              1,416
April 1, 2011        1,416                   790                  570                270
April 1, 2012        1,416                   850                  620                290
April 1, 2013        1,416                   930                  670                310
April 1, 2014        1,416                 1,010                  730                340
April 1, 2015        1,416                 6,574                6,302              5,870
                   -------               -------              -------             ------
                    12,744                12,744               12,744             12,744



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


                     CalPetro Tankers (Bahamas III) Limited



                              /s/ Kate Blankenship


                                Kate Blankenship
                             Director and Secretary






Date: June 8 , 2004

02089.0006 #495277