Form 20-F
period 2006-12-31
CALPETRO TANKERS BAHAMAS III LTD
filed 2007-06-29
CIK 923656

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

For the fiscal year ended         December 31, 2006
                         -------------------------------------------------------

                                       OR

[_]               TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_]               SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                            THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
                                                  ------------------------------


Commission file number              033-79220-03
                       ---------------------------------------------------------

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

                                [ ] Yes          [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               [ ] Yes          [X] No

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

                                [X] Yes          [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]   Accelerated filer [_]   Non-accelerated filer  [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

 [_] Item 17   [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                [ ] Yes          [X] No

                          INDEX TO REPORT ON FORM 20-F

                                                                      Page
PART I
Item 1.     Identity of Directors, Senior Management and Advisers        2
Item 2.     Offer Statistics and Expected Timetable                      2
Item 3.     Key Information                                              2
Item 4.     Information on the Company                                   7
Item 4A.    Unresolved staff comments                                   21
Item 5.     Operating and Financial Review and Prospects                21
Item 6.     Directors, Senior Management and Employees                  25
Item 7.     Major Shareholders and Related Party Transactions           26
Item 8.     Financial Information                                       27
Item 9.     The Offer and Listing                                       27
Item 10.    Additional Information                                      27
Item 11.    Quantitative and Qualitative Disclosures about Market Risk  29
Item 12.    Description of Securities Other than Equity Securities      30

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies             31
Item 14.    Material Modifications to the Rights of Security
            Holders and Use of Proceeds                                 31
Item 15.    Controls and Procedures                                     31
Item 16.    Reserved                                                    31
Item 16A.   Audit Committee Financial Expert                            31
Item 16B.   Code of Ethics                                              31
Item 16C.   Principal Accountant Fees and Services                      31
Item 16D.   Exemptions from the Listing Rules for Audit Committees      32
Item 16E.   Purchases of Equity Securities by the Issuer and
            Affiliated Purchasers                                       32

PART III
Item 17.    Financial Statements                                        33
Item 18.    Financial Statements                                        33
Item 19.    Exhibits                                                    33

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

                                     PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3.    KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Calpetro Tankers (Bahamas III) Limited. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A. Selected Financial Data

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2006, 2005 and 2004, and the selected balance sheet data at December 31, 2006 and 2005, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the years ended December 31, 2003 and 2002 and the selected balance sheet data at December 31, 2004, 2003 and 2002 have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.


                                                                                 Fiscal Years ended December 31,
                                                      2006             2005               2004            2003               2002
                                                      ----             ----               ----            ----               ----
 (in thousands of $, except share data)
 Income Statement data:
 Net operating revenues                              2,255            1,381              1,596           1,808              2,019
 Net income / (loss)                                 1,335             (41)                  8              46                 78

 Per share data:
 Dividends per share                                     -                -                  -               -                  -

 Balance sheet data:
 Total assets                                       18,789           16,861             19,482          22,056             24,562
 Current portion loans                                 570            2,530              2,530           2,530              2,530
 Long-term loans                                     12,174          12,744             15,274          17,804             20,334
 Stockholder's equity                                2,576            1,241              1,282           1,274              1,228
 Number of shares                                      100              100                100             100                100

B. Capitalization and Indebtedness

Not Applicable

C. Reason for the offer and use of proceeds

Not Applicable

D. Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings

Our vessel, the Front Voyager (formerly Virgo Voyager), (the "Vessel") is currently operated under a bareboat charter (the "Charter") to Front Voyager Inc. (the "Charterer"), a subsidiary of Frontline Ltd. ("Frontline"), one of the world's largest tanker companies. Frontline is our ultimate parent company. The Vessel was previously on a bareboat charter to Chevron Transport Corporation ("Chevron") until it was redelivered to us on April 1, 2006 due to the termination of the charter.

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply and demand for tanker capacity. If the tanker industry is depressed in the future when our Vessel's Charter expires or is terminated, our earnings and available cash flow may decrease. Our ability to recharter our Vessel on the expiration or termination of its current Charter and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. We may not be able to arrange further charters at rates sufficient to meet interest and principal payments due by us on our Term Loans.

Because our Charter may be terminated in April 2008, we may incur additional expenses and not be able to recharter our Vessel profitably

The Charter runs for a period of two years until April 1, 2008. The Charterer holds options to charter the Vessel for seven additional one-year periods until April 1, 2015.

We cannot predict at this time any of the factors that the Charterer will consider in deciding whether to exercise its renewal options under the Charter. It is likely, however, that the Charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to their requirements and whether competitive charterhire rates are available in the open market at that time.

If the Charterer should decide not to extend the Charter at any point, we will attempt to arrange a replacement charter, or may sell the Vessel to satisfy our obligations under the Term Loans. Replacement charters may include shorter-term time charters and employing the Vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes, defined below.

Front Voyager Inc., our current charterer, is a wholly owned subsidiary of Frontline, which also is our manager and as such conflicts of interest might arise where Frontline would favour its own interests over ours

Front Voyager Inc. the current charterer of the Front Voyager, is a wholly owned subsidiary of Frontline. As such, situations might arise where Frontline may favour its own interest to the detriment of the Front Voyager's owner, CalPetro Bahamas III, or the Company's security holders. Possible conflicts of interest may arise in re-negotiation of our charter with Front Voyager Inc. or negotiations of disputes arising from the Charter, where Frontline may act in its own best interests and not our best interests.

We operate in the highly competitive international tanker market which could affect our position at the end of our current Charter

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. During the term of the existing Charter we are not exposed to the risk associated with this competition. At the end of the current Charter or in the event that the Charterer does not choose to renew the Charter, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in us achieving lower revenues from our suezmax oil tanker which will reduce the amounts available, if any, to pay the principal and interest on the Term Loans.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our Vessel operates and the country in which our Vessel is registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessel. In complying with current and future environmental requirements, we may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessel to keep it in compliance, or even to scrap or sell the vessel altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements also can affect the resale value or useful lives of our vessel, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessel or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessel, as a result of violations of or liabilities under environmental laws, regulations and other requirements.

For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States. imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Compliance with extensive and changing environmental laws and other regulations may entail significant expenses including expenses for ship modifications and changes in operating procedures and therefore affect the operation of the Vessel. Although the Charterer is responsible for all operational matters and bears all these expenses during the term of the current Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Charter or in the event the Charterer fails to make a necessary payment.

An acceleration of the current prohibition to trade deadlines for our non-double hull tanker could adversely affect our operations.

Our Vessel is a non-double hull tanker. The United States, the European Union and the International Maritime Organization, or IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, depending on certain factors such as the size of the vessel and the type of cargo. In the case of our non-double hull tanker, these phase out dates range from 2010 to 2015. As of April 15, 2005, the Marine Environmental Protection Committee of the IMO has amended the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of certain categories of single hull tankers, including the types of vessel in our fleet, from 2015 to 2010 unless the relevant flag states extend the date. This change could result in non-double hull tankers being unable to trade in many markets after 2010. The phase out of single hull tankers will also reduce the demand for single hull tankers, force the remaining single hull tankers into employment on less desirable trading routes and increase the number of tankers trading on those routes. As a result, single hull tankers are likely to be chartered less frequently and at lower rates. Moreover, the IMO may still adopt regulations in the future that could adversely affect the useful life of the non-double hull vessel as well as our ability to generate income which will affect our ability to service its debt to us.

We may not have adequate insurance in the event existing charters are not renewed

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labour strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the Charter, the Charterer bears all risks associated with the operation of our Vessel including the total loss of the Vessel. However, we cannot assure holders of the Notes, defined below, that we will adequately insure against all risks at the end of the Charter or in the event the Charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our vessel in the future and the insurers may not pay particular claims.

We are dependent on our Charterer Front Voyager Inc.

At the termination of the previous charter with Chevron, we received a termination fee of $5.05 million. In addition the Charterer under the new charter prepaid the first two years hire totalling $5.05 million. We are dependent on the due performance by the Charterer of its obligations under the Charter. A failure by Front Voyager Inc. to perform its obligations could result in our inability to service the Term Loan. If the Notes holders had to enforce the mortgages securing the Notes, defined below, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future, which could result in the loss of our Vessel

Currently, we must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Term Loan will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holder of the Notes, defined below.

Governments could requisition our Vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our Vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our Vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our Vessel would negatively impact our revenues and therefore impact our ability to service our debt.

The Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Notes and your ability to trade them

The Notes, defined below, are not listed on any national securities exchange or traded on the NASDAQ National Market and have no established trading market. Consequently, the Notes, defined below could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for the Notes currently make a market for the Notes, but are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will exist for the Notes or that any market for the Notes will be liquid.

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2006, we had $12.7 million outstanding in total indebtedness and $2.6 million of stockholders' equity. The degree to which we are leveraged could have important consequences for the holders of the Notes, defined below, including:

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

Item 4.  INFORMATION ON THE COMPANY

A  History and Development of the Company

CalPetro Tankers (Bahamas III) Limited was incorporated in the Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II). In addition CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. Together these companies are referred to as the "Owners". Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron. We are wholly-owned by California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation ("ITC"), a Cayman Islands company which is a wholly-owned subsidiary of Frontline.

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas.

California Petroleum Transport Corporation ("California Petroleum"), a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of the Vessels from Chevron. We were allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired our Vessel, the Front Voyager, as described below. We will engage in no business other than the ownership and chartering of our Vessel and activities resulting from or incidental to such ownership and chartering.

On April 21, 2005, we received irrevocable notice from Chevron regarding the termination of its bareboat charter of the Vessel on April 1, 2006 pursuant to that charter's terms. On April 1, 2006, the Front Voyager was redelivered to us and immediately delivered to Front Voyager Inc, a wholly owned subsidiary of Frontline, for an initial two year period (the "Initial Period") under the Charter which provides for prepaid charterhire of $5.05 million for the two years ended April 1, 2008. The Charter contains seven annual options to extend the charter after April 1, 2008 and provides sufficient funds to allow us to satisfy our obligations to make all of our mandatory sinking fund payments and to pay all related expenses.

Under the Charter, if Front Voyager Inc. does not exercise any charter extension option or if the Charter is otherwise terminated, Front Voyager Inc is obligated to pay us an amount, after accounting for the termination fee, equal to the Initial Period charterhire and all expenses incurred to recharter the vessel that is sufficient to cover:

(a) the principal and interest due on the Serial and Term Loans from California Petroleum based on the revised sinking fund schedule that took effect when the charter was terminated by Chevron;

(b)  any recurring fees and taxes for the vessel;

(c)  the management fee and technical advisor's fees allocated to the Company;

(d) the amount of fees and expenses of the Indenture Trustee, trustee fees and designated representative fees allocable to us; and

(e) an amount equal to at least 30% of the estimated annual amounts above to cover miscellaneous and unexpected expenses.

If the Charter is extended, Front Voyager Inc is to pay us, on or before the date of the extension, an additional amount equal to the lesser of:

(i) the amount of principal and interest on the Term Loan that will become due in the period of the extension; or

(ii) the amount that provides sufficient funds to pay in full all amounts due under the revised sinking fund schedule after taking into account prior amounts of prepaid charterhire, termination fees and expenses to recharter the vessel.

If this charter agreement is not renewed and an acceptable replacement charter cannot be found, Frontline will solicit bids for the sale of the vessel. If there are no bids that provide net proceeds that, together with the termination payment, at least equal the allocated principal amount of our Term Loans plus any interest accrued, Frontline will forward to the appointed Indenture Trustee copies of all bids for the recharter of the Vessel. Unless instructed by all the holders of the Term Mortgage Notes to accept a sale bid that is below the required minimum bid, Frontline will attempt to recharter the vessel on such terms as it deems appropriate provided that:

(i)   such charter is at arms length;

(ii)  such charter shall have a termination date no later than April 1, 2015;
      and

(iii) charterhire payable is sufficient to make the mandatory sinking fund payments together with all related interest, recurring fees and taxes for the vessel and the cost of insurance not maintained by the charterer, management fees and technical advisor's fees and the fees of the designated representative, the indenture trustee and the collateral trustee as defined in the prospectus for the Registrant's 8.52% First Preferred Mortgage Notes due 2015.

B  Business Overview

Our Vessel is a 155,000-deadweight tonne ("dwt") Suezmax oil tanker, called the Front Voyager, which was acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of maximum length, breadth and draft capable of passing fully loaded through the Suez Canal. The Vessel was chartered back to Chevron until April 1, 2006 at which time that charter was terminated. Since the termination of the charter, the vessel has been chartered to Front Voyager Inc., a subsidiary of Frontline. The Charter is for a period of two years with seven one year options to extend the Charter.

Frontline is principally engaged in the marine transportation of oil products. Frontline's vessels transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia.

The Vessel is a single-hull oil carrier of and is presently registered under the Bahamas flag. The Vessel was constructed under the supervision of Chevron and designed to Chevron's specifications to enhance safety and reduce operating and maintenance costs, including such features as high performance rudders, extra steel (minimal use of high tensile steels), additional fire safety equipment, redundant power generation equipment, extra coating and electrolytic corrosion monitoring and protection systems and additional crew quarters to facilitate added manning. The builder of Front Voyager was Ishikawajima do Brasil Estaleiros S.A.

Management

On March 31, 1999, Frontline became our Manager and Technical Advisor to the Company, pursuant to an assignment of a Management Agreement. Under the Management Agreement, Frontline provides administrative, management and advisory services to us along with technical advisory services. If the Charter is terminated by Front Voyager Inc., Frontline, acting on our behalf, will provide all technical management services and will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Industry Conditions

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage.

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

(ii)  VLCC-size range of approximately 200,000 to 320,000 dwt;

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

o    changes in global crude oil production;

o    demand for oil and production of crude oil and refined petroleum products;

o    changes in oil production and refining capacity;

o    global and regional economic and political conditions;

o    the distance oil and oil products are to be moved by sea;

o    environmental and other regulatory developments; and

o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

o    the number of newbuilding deliveries;

o    the scrapping rate of older vessels;

o    potential conversion of tankers to other purposes;

o    port or canal congestion;

o    the number of vessels that are out of service; and

o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

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

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

o Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

o Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

o Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Charter, the Vessel may be operated through out the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

Under the Charter, Front Voyager Inc. is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Front Voyager Inc. will, pursuant to the Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Front Voyager Inc. will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of the Vessel by Front Voyager Inc.

Environmental Regulations and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our Vessel. The various types of governmental regulation that affect our vessels include international conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tanker. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful life of our tanker. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tanker.

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

International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention". The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by more than 150 nations, including many of the jurisdiction in which our Vessel operates, provide, in part, that:

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

Baseline Phase Out Scheme

                                      Year of Delivery
Phase Out Date           Category 1        Category 2              Category 3
--------------           ----------        ----------              ----------
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

The operation of our Vessel is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that has been developed by Frontline.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification. Front Voyager Inc. is required to renew these documents of compliance and safety management certificates annually.

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

Operators, such as Front Voyager Inc. in the case of our Vessel, are required to insure their vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion any one incident or occurrence. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

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

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defences. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defence under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132.7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203 million (approximately $300.0 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1.1 billion) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300.0 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes like for example the United States Oil Pollution Act 1990.

The unit of account in the 1992 Conventions is the Special Drawing Right (SDR) as defined by the International Monetary Fund. In this document the SDR has been converted into U.S. dollars at the rate of exchange applicable on May 2, 2006 of SDR 1 = USD 1.477760.

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

C  Organizational Structure

As described above, and also in Item 7. Major Shareholders, and Related Party Transactions, we are a wholly owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls the Company as described in more detail in Item 4.

D  Property, Plants and Equipment

Other than the Vessel described above, we do not have any property.

Item 4A.  UNRESOLVED STAFF COMMENTS

None

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

Our strategy has been to acquire a Vessel and charter this Vessel under a bareboat charter which is expected to provide:

a) charterhire payments we expect will be sufficient to pay, so long as the Charter is in effect:

i.   the obligations under the loans for acquiring the Vessel,

ii.  management fees and technical advisor's fees,

iii. recurring fees and taxes, and

iv. any other costs and expenses incidental to the ownership and chartering of the Vessel;

b) that the Vessel will be maintained in accordance with the good commercial maintenance practices required by the Charters; and to arrange for vessel management and remarketing services to be available in case the Charter is not extended by Front Voyager Inc., or the Vessel is for any other reason returned to our possession and use.

Trend Information

It is expected that as the Vessel ages, the charter income will be reduced. In line with this effect, the interest payable on the Term Loans financing the ship will also be reduced as the principal is repaid. Thus, there is a consistent reduction in income, expenses and net assets employed by the Company. However, cash flows should be adequate to service the debt load. Clearly, there will always be some uncertainty related to this because of the nature of the tanker business. However, over the past few years, the charter rates have been at a level such that we have been able to service our debt. The structure of debt and charterhire agreements, including provision for early termination, provides us with a clear future.

Market Overview

The tanker market proved its strength in 2006 and it was the demand side which had the greatest influence on the rates. The year started at average daily time charter equivalent ("TCE") rates of approximately $70,000 thereafter following the traditional seasonal pattern by softening to TCEs of about $25,000 by mid-April. From this point markets firmed against most market predictions up to TCEs of about $75,000 at the end of August. The fear of another active hurricane season in the US Gulf combined with geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to build oil stocks throughout the summer. On-land storage capacity was in some regions filled to the brim, driven by an extraordinary strong contango, with a wide use of tankers for storage purposes as the consequence.

Gradually the oil market picked up on the very strong stockbuilding which triggered a sharp drop in crude prices, from $76 per barrel in early August to $56 in early October. This subsequently made markets weaken and TCEs of $30,000 were reached mid-December. At the very end of the year markets firmed providing one steep spike to TCEs of approximately $90,000 for a short period. Depending on the source of information, the average TCE for the year was $50,000 for a double hulled Suezmax with a single hull earned about 60 percent of this.

For OPEC it was of great importance to prevent an uncontrolled price decline so it decided in October to cut production with by 1.2 million barrels per day from November. It was reported by the International Energy Agency ("IEA") an average OPEC Oil production, including Iraq but not Angola, of approximately 29.7 million barrels per day during 2006, a 0.02 million barrels per day decrease from 2005. Even if OPEC crude production was unchanged from 2005 to 2006 there was a noticeable shift from Nigeria and Venezuela to the Middle East.

IEA further estimate an average world oil demand at 84.5 million barrels per day in 2006, a 1.0 percent increase from 2005. For 2007 a 1.8 percent or 1.55 million barrels per day growth is forecasted in world oil demand with North America, China and the Middle East as the main drivers.

The total Suezmax fleet increased by 7.5 percent in 2006 from 322 to 346 vessels according to industry sources. The same source stipulates that a total of 25 new vessels were delivered to owners during 2006 while 77 new orders were made. The majority of these are set to be delivered in 2009. The total order book amounted to 123 vessels at the end of the year which represented approximately 35 percent of the existing fleet.

The tanker market looks healthy also for 2007 and it was possible to sell freight futures at the end of 2006 for the calendar year 2007 at a level that equated to TCEs for the Suezmax segment at approximately $40,000.

Operating results

Year ended December 31, 2006 compared with year ended December 31, 2005

Total Revenues

(in thousands of $)                            2006       2005        % Change
Charter revenue                               1,894          -               -
Finance lease interest income                   361      1,381           (74)%


On April 1, 2006, the Front Voyager was redelivered from Chevron. At this time we entered into a two year charter with Front Voyager Inc. Under the terms of this Charter we received a $5.05 million payment in advance. The charter is classified as an operating lease, and earnings recorded as charter revenue. While the Front Voyager was under charter to Chevron, the charter was classified as a capital lease. Finance lease interest income in 2006 relates only to the period from January 1 to April 1. 2005 includes a full year of finance lease interest income as the vessel was under capital lease during the whole year.

Expenses

 (in thousands of $)                           2006       2005        % Change
Interest expense                              1,134      1,327           (15)%
Amortization of loan discount                    11         31           (65)%


Interest payable has fallen in line with expectations, with interest payable falling in line with the loan principal outstanding in the year. We amortize the loan discount over the life of the Term and Serial Loans on a straight line basis. The Serial Loan discount was fully amortized during 2005 following the full repayment of the Serial Loans.

Year ended December 31, 2005 compared with the year ended December 31, 2004

Total Revenues

 (in thousands of $)                           2005       2004        % Change
Finance lease interest income                 1,381      1,596           (13)%


As the value of the finance lease falls on an annual basis, so does the interest received on the finance leases, therefore the above reduction is in line with expectations.

Expenses

 (in thousands of $)                           2005       2004        % Change
Interest expense                              1,327      1,514           (12)%
Amortization of loan discount                    31         31               -


Amortization of the loan expenses relates to both the Serial and Term Loans. For both years interest payable has fallen as the loan principal as reduced.

Liquidity and Capital Resources

As set forth above, revenues from the Charter entered into with Chevron (the "Initial Charter") were sufficient to pay our obligations under the Term Loans. Following the termination of the Initial Charter by Chevron we received a termination fee of $5.05 million. The Manager acting on our behalf has secured an acceptable replacement Charter with Front Voyager Inc. who has prepaid their charterhire of $5.05 million on April 1, 2006. Under this Charter, Front Voyager Inc. has the option to extend the Charter for a further seven one year periods. For each option exercised, Front Voyager Inc. will pay charter hire sufficient to ensure that we will avoid negative cash flow.

If Front Voyager Inc. does not exercise its right to extend the charter in the future, the Manager, acting on our behalf, shall seek to secure an acceptable replacement charter. If such a charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of the Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

As discussed in Item 11, the termination of the Initial Charter with Chevron has led to a revision of the sinking fund repayment schedule.

The final tranche of the principal balances of the Serial Loans payable by the Company to California Petroleum was repaid on April 1, 2006.

Off-balance Sheet Arrangements

None

Tabular disclosure of contractual obligations

As at December 31, 2006, we had the following contractual obligations and commitments:

                                                                           Payments due by period

(in thousands of $)                 Less than 1 year         1-3 years       3-5 years          More than 5 years       Total
-------------------                 ----------------         ---------       ---------          -----------------       -----
Term Loans (8.52%)                               570             1,290           1,520                      9,364      12,744


Total contractual obligations                    570             1,290           1,520                      9,364      12,744


Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18 of this Annual Report. The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Vessel, Depreciation and Impairment

The Vessel is depreciated based on cost less estimated residual value over the lesser of the period to the year 2015 or the useful life of the vessel. If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our Vessel is reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our Vessel and significant negative industry or economic trends. In assessing the recoverability of the Vessels' carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for Vessels, the revenues the Vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our Vessel and the estimated economic useful life of our Vessel. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

Recently Issued Accounting Standards

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006 and this did not have a material effect on the Company's results of operations or financial position.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers of CalPetro Tankers (Bahamas III) Limited

Name                                      Age       Position

Tor Olav Troim                            44        Director and President
Kate Blankenship                          42        Director and Secretary

Tor Olav Troim has been a Director of CalPetro Tankers (Bahamas III) Limited since October 31, 2001. Mr. Troim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Troim has been a Director of SeaTankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public companies Frontline and Golar LNG Limited (NASDAQ). Mr. Troim was also the Chief Executive Officer of Seadrill Ltd. until the recent takeover and intergration of Smedvig ASA. Mr. Troim is currently Vice Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and PanFish ASA (OSE).

Kate Blankenship has been a Director of CalPetro Tankers (Bahamas III) Limited since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as Chief Financial Officer of Knightsbridge Tankers Limited and director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

B.  Compensation

During the year ended December 31, 2006, we paid no compensation to our directors and officers.

C.  Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

We have neither an audit nor a remuneration committee.

D.  Employees

We do not have any employees involved in the management of the Vessel.

Frontline is our Manager as described below in Item 7 - Related Party Transactions.

E.  Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in our capital.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A  Major Shareholders

We are a wholly-owned subsidiary of California Tankers Investments Limited, a company organized under the laws of the Bahamas, which is a wholly-owned subsidiary of ITC. Frontline ultimately controls us as described in more detail in Item 4. All the issued and outstanding shares of our capital stock have been pledged by us to California Petroleum Transport Corporation ("CPTC") pursuant to the stock pledge agreement between us and CPTC and are being held by the Bank of New York, formerly the Chase Manhattan Trust Company of California and JP Morgan Chase (the "Collateral Trustee") as part of the collateral for the Notes. ITC has full voting control over us subject to the rights of the Collateral Trustee.

Significant changes in ownership have been disclosed in Item 4, there are no known arrangements, which may lead to a change in our control.

B  Related Party Transactions

As discussed in Item 4, Frontline, the ultimate parent, is our Manager. Under the Management Agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for each Vessel, along with a fee of $3,000 covering all four Vessels, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

The Technical Advisor's Fee was initially $10,000 per annum for each Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee will increase by four percent. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessels.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum with a four percent increase on each subsequent anniversary of the closing of the issue of the Notes.

In 2006, a total of $39,645 was paid under the Management and Designated Representative Agreements.

Item 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 below.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or knows to be contemplated by governmental authorities.

Item 9.  THE OFFER AND LISTING

Not Applicable

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

All shares issued are unclassified, there is no authorization in force to issue other classes of shares. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. Should any dividend be declared and not claimed the directors may, after a period of three years, resolve that such dividends are forfeit for the benefit of the Company. There are no provisions for changes to the rights of stockholders contained in the articles, except that by resolution of the directors the authorised capital may be increased and that the Company may divide or combine shares within the same class.

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

E.  Taxation

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and Bahamas.

F.  Dividends and Paying Agents

Not Applicable

G.  Statement by Experts

Not Applicable

H.  Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission ("SEC"). These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Mareva House, 4 George Street, PO Box N-3937, Nassau, Bahamas or at the offices of our Manager at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.  Subsidiary Information

Not Applicable

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2006 is as follows:

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1. Principal is repayable on the Term Loans in accordance with a remaining nine-year revised sinking fund schedule.

When the Initial Charter was terminated on April 1, 2006, the scheduled mandatory sinking fund payments on the Term Loans were revised so that the allocated principal amount of the Term Loans for the Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $5.5 million.

 Scheduled payment date                                           $'000

 April 1, 2007                                                      570
 April 1, 2008                                                      620
 April 1, 2009                                                      670
 April 1, 2010                                                      730
 April 1, 2011                                                      790
 April 1, 2012                                                      850
 April 1, 2013                                                      930
 April 1, 2014                                                    1,010
 April 1, 2015                                                    6,574
                                                                 ------
                                                                 12,744
                                                                 ======

Qualitative information about market risk

We were organized solely for the purpose of the acquisition of one Vessel and subsequently entered into a long-term agreement with Chevron which was terminated on April 1, 2006. A replacement charter with Front Voyager Inc. has been entered into as discussed above.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF THE PROCEEDS

None

Item 15.  CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Changes in internal controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. RESERVED

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2006 and 2005 was Grant Thornton. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Grant Thornton.

(in thousands of $)                              2006                     2005

Audit fees (a)                                     20                       19
Audit related fees (b)                              -                        -
Tax fees (c)                                        -                        -
All other fees (d)                                  -                        -

Total                                              20                       19

a)         Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

b)         Audit Related Fees

Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

c)         Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)         All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.

Item 16D. EXEMPTIONS FROM THE LISTING RULES FOR AUDIT COMMITTEES

Not Applicable

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS

Not Applicable

                                    PART III

Item 17.    FINANCIAL STATEMENTS

Not Applicable

Item 18.    FINANCIAL STATEMENTS

The following financial statements and notes, together with the report of the Grant Thornton Independent Registered Public Accounting Firm are filed as part of this annual report.

                                                                          Page


Report of Independent Registered Public Accounting Firm                   F-1

Statements of Operations and Retained Earnings for the Years Ended        F-2
December 31, 2006, 2005 and 2004

Balance Sheets as of December 31, 2006 and 2005 (as restated)             F-3

Statements of Cash Flows for the Years Ended                              F-4
December 31, 2006, 2005 (as restated) and 2004 (as restated)

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

12.1 Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2 Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1 Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the filing indicated.

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Calpetro Tankers (Bahamas III) Limited

We have audited the accompanying balance sheets of Calpetro Tankers (Bahamas
III) Limited (the "Company") as of December 31, 2006 and 2005 and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calpetro Tankers (Bahamas III) Limited as of December 31, 2006 and 2005 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 the Company has restated its balance sheet as of December 31, 2005 and its statements of cashflows for the years ended December 31, 2005 and 2004.



/s/ Grant Thornton LLP
-------------------------

New York, New York
June 22, 2007


CalPetro Tankers (Bahamas III) Limited
Statements of Operations and Retained Earnings
For the years ended December 31, 2006, 2005 and 2004
(in thousands of $)


                                                         2006                  2005                  2004
                                                         ----                  ----                  ----
Operating revenues
        Charter revenue                                 1,894                     -                     -
        Finance lease interest income                     361                 1,381                 1,596

        Total operating revenues                        2,255                 1,381                 1,596


Operating expenses
        Administrative expenses                         (134)                  (97)                  (72)

        Total operating expenses                        (134)                  (97)                  (72)

Net operating income                                    2,121                 1,284                 1,524

Other operating income / (expenses)
        Interest income                                   403                    33                    29
        Interest expense                              (1,134)               (1,327)               (1,514)
        Depreciation                                     (44)                     -                     -
        Amortization of deferred charges                 (11)                  (31)                  (31)

        Net other expenses                              (786)               (1,325)               (1,516)

Net income / (loss)                                     1,335                  (41)                     8

Retained earnings at the start of year                  1,241                 1,282                 1,274

Retained earnings at the end of year                    2,576                 1,241                 1,282



The accompanying notes are an integral part of these financial statements


CalPetro Tankers (Bahamas III) Limited
Balance Sheets as of December 31, 2006 and 2005
(in thousands of $)

                                                                            2006                       2005
                                                                            ----                       ----
ASSETS                                                                                          (As restated)
Current Assets
        Restricted cash                                                   10,297                      1,733
        Current portion of net investment in finance lease                     -                      2,036
        Interest receivable                                                    -                        312
        Other current assets                                                  45                          3

Total current assets                                                      10,342                      4,084
Vessel                                                                     8,408                          -
Net investment in finance lease, less current portion                          -                     12,727
Deferred charges                                                              39                         50

Total assets                                                              18,789                     16,861


LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
        Short-term debt and current portion of long-term debt                570                      2,530
        Deferred charter revenue                                           3,156                          -
        Accrued interest                                                     271                        320
        Other current liabilities                                             42                         26

Total current liabilities                                                  4,039                      2,876
        Long-term debt                                                    12,174                     12,744

Total liabilities                                                         16,213                     15,620


Commitments and contingencies

Stockholder's equity
        Unclassified stock: 100 shares of $1 par value                         -                          -
        Retained earnings                                                  2,576                      1,241

Total stockholder's equity                                                 2,576                      1,241

Total liabilities and stockholder's equity                                18,789                     16,861


The accompanying notes are an integral part of these financial statements


CalPetro Tankers (Bahamas III) Limited
Statements of Cash Flows or the years ended
December 31, 2006, 2005 and 2004
(in thousands of $)

                                                                             2006            2005                2004
                                                                             ----             ----                ----
                                                                                       (As restated)       (As restated)
Net income (loss)                                                           1,335               (41)                   8
        Adjustments to reconcile net income (loss) to net cash
        provided by operating activities:
        Depreciation                                                           44                  -                   -
        Amortization of deferred charges                                       11                 31                  31
Changes in operating assets and liabilities:
        Interest receivable                                                   312                 55                  53
        Other current assets                                                 (42)                  7                   6
        Accrued interest payable                                             (49)               (48)                (52)
        Other current liabilities                                              16                (2)                   -
        Deferred charter revenue                                            3,156                  -                   -

Net cash provided by operating activities                                   4,783                  2                  46


Investing activities
        Finance lease payments                                              1,261              2,526               2,504
        Termination fee received                                            5,050                  -                   -
        (Placement) maturity of restricted cash                           (8,564)                  2                (20)

Net cash (used in) provided by investing activities                       (2,253)              2,528               2,484


Financing activities
        Repayments of debt                                                (2,530)            (2,530)             (2,530)

Net cash used in financing activities                                     (2,530)            (2,530)             (2,530)


Net increase (decrease) in cash and cash equivalents                            -                  -                   -
Cash and cash equivalents at beginning of year                                  -                  -                   -
Cash and cash equivalents at end of year                                        -                  -                   -


Supplemental disclosure of cash flow information:
        Interest paid                                                       1,182              1,375               1,567


Significant Noncash Investing and Financing Activities

On April 1, 2006 following the termination of the Initial Charter with Chevron, we transferred $8.45 million, being the value of the vessel Front Voyager at that date less the $5.05 million termination fee, from Investment in Finance Lease to Vessels. (See Note 5.)

The accompanying notes are an integral part of these financial statements

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements

1.  Description of Business

CalPetro Tankers (Bahamas III) Limited (the "Company") was incorporated in the Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II) Limited. In addition CalPetro Tankers
(IOM) Limited, was incorporated in the Isle of Man. These entities (the "Owners") were organized as special purpose companies for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation ("Chevron") which were concurrently chartered on long-term charter agreements back to Chevron. California Petroleum Transport Corporation, acting as agent on behalf of the Owners, issued as full recourse obligations Term Mortgage Notes and Serial Mortgage Notes (the "Serial and Term Notes") and subsequently loaned the proceeds to the Owners in the form of Term Mortgage Loans and Serial Mortgage Loans (the "Term Loans" and "Serial Loans", respectively) to fund the acquisition of the Vessels from Chevron. The final tranche of the principal balances of the Serial Loans payable by the Company to California Petroleum Transport Corporation matured on April 1, 2006.

On April 21, 2005, pursuant to the bareboat charter dated April 5, 1995 between the Company and Chevron, the Company received irrevocable notice from Chevron regarding the termination of the bareboat charter of its Vessel Front Voyager, on April 1, 2006. Under the terms of the bareboat charter between Chevron and the Company, Chevron paid a termination fee of $5,050,000. As manager to the Company, Frontline Ltd ("Frontline") was obligated to find an acceptable replacement charter as defined by the indenture governing the issue of the Notes that were issued on behalf of the Company and three affiliated companies. Pursuant to a bareboat charter agreement between the Company and Front Voyager Inc, a wholly owned subsidiary of Frontline, Front Voyager Inc agreed to charter the Front Voyager as of April 1, 2006 for an initial two-year period (the "Initial Period") with a further seven annual optional periods. The charterhire payable for the Initial Period was $5,050,000 which was prepaid in full on March 31, 2006.

The Front Voyager is a single hull vessel. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates which range from 2010 to 2015. In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. Management do not know whether the non-double hull vessel will be subject to this accelerated phase-out, but this change could result in the Vessel being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the useful life of the non-double hull vessel as well as the Owner's ability to generate income which will affect the Owner's ability to service its debt to us.

The Company does not have any other source of capital for payment of the Term Loans. The only sources of funds with respect to its obligation of the Company are the payments by Front Voyager Inc. and investment income. We do not have any other source of capital for payment of the Term Loans.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

2.  Principal Accounting Policies

A summary of the Company's accounting policies is set out below.

(a)       Basis of presentation

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

(b)       Deferred charges

          Deferred charges comprise expenses incurred in connection with the structuring of the financing transactions and issuance of debt. Such expenses are being amortized over the life of the debt on a straight line basis.

(c)       Revenue and expense recognition

          Revenues and expenses are recognised on the accrual basis. Revenue is substantially generated from bareboat charter hires and is recorded over the term of the charter as service is provided. Charter revenue received in advance is recorded as deferred charter revenue until such time as the service is provided. Interest payable on the Term Loans is accrued on a daily basis.

(d)       Vessels and depreciation

          Vessels are stated at cost less accumulated deprecation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of the vessel. The useful life of our vessel is deemed to be 8 years and 11 months.

(e)       Investment in finance leases

          Up to April 1, 2006 the Company chartered out its vessel under an agreement that was classified as a direct financing lease. The minimum payments under the charter agreement were recorded as the gross investment in the finance lease. The difference between the gross investment in the finance lease and the cost of the vessel was recorded as unearned income. Throughout the term of the charter agreement, the Company recorded as revenue interest income and unearned income, which was amortised to income over the life of the charter agreement to produce a constant periodic rate of return on the net investment in the finance lease.

(f)       Financial Instruments

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

(g)       Taxation

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

(h)       Impairment of long-lived assets

          The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposal. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less estimated costs to sell.

Recently issued Accounting Standards

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's results of operations or financial position.

Restatement of balance sheet and statement of cash flow

The balance sheet for the year ended December 31, 2005 and the statement of cash flows for the years ended December 31, 2005 and 2004 have been restated. The Company had incorrectly classified Restricted Cash as Cash and Cash Equivalents, therefore a restatement was required to correct the classification.

The effect of this restatement on the balance sheet is such that the Cash and Cash Equivalents line item is now classified as Restricted Cash.

The following condensed statements of cash flows for the years ended December 31, 2005 and 2004 set forth the effects of these restatements:


                                                                             Year ended December 31, 2005
                                                      As previously reported                 Adjustments            As restated
                                                      ----------------------                 -----------            -----------
(in thousands of $)

Net cash provided by operating activities                                  2                           -                      2
Net cash provided by investing activities                              2,526                           2                  2,528
Net cash used in financing activities                                (2,530)                           -                (2,530)
Net increase in cash and cash equivalents                                (2)                           2                      -
Cash and cash equivalents at start of the year                         1,735                     (1,735)                      -
Cash and cash equivalents at end of the year                           1,733                     (1,733)                      -

                                                                             Year ended December 31, 2004
                                                      As previously reported                 Adjustments            As restated
                                                      ----------------------                 -----------            -----------

(in thousands of $)

Net cash provided by operating activities                                 46                           -                     46
Net cash provided by investing activities                              2,504                        (20)                  2,484
Net cash used in financing activities                                (2,530)                           -                (2,530)
Net increase in cash and cash equivalents                                 20                        (20)                      -
Cash and cash equivalents at start of the year                         1,715                     (1,715)                      -
Cash and cash equivalents at end of the year                           1,735                     (1,735)                      -

3.   Restricted Cash

     The restricted cash accounts were established and are maintained by Bank of New York (formerly the Chase Manhattan Trust Company of California and JPMorgan Chase) as the Collateral Trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Term Notes and any operating costs in relation to operating the Owners.

4.   Leases

     The minimum future revenues to be received on bareboat charters with are accounted for as operating leases as of December 31, 2006 are as follows:

     Year ending December 31,
     (in thousands of $)
     2007                                               2,525
     2008                                                 631
     --------------------------------------------------------
     Total minimum lease revenues                       3,156
     ========================================================

     The cost and accumulated depreciation of vessels leased to related parties at December 31, 2006 were $8.5 million and $0.04 million respectively. There were no comparative balances at December 31, 2005 as the Vessel was accounted for as a finance lease investment.

5.   Investment in Finance Lease

     The Company has historically chartered its vessel on a long term bareboat charter (the "Initial Charter") to Chevron which was classified and recorded as a direct finance lease. As outlined in Note 1 the Initial Charter terminated on April 1, 2006. Under the bareboat agreement with Chevron a termination payment was made of $5.05 million on the April 1, 2006 and the Company recorded the carrying value of the lease net of termination payment as an owned Vessel.

     The following schedule shows the movement in the net investment in finance lease to December 31, 2006:

     (in thousands of $)
     Opening Balance - January 1, 2006                                 14,763
     Total lease payments received in 2006                            (1,311)
     Writeback of deferred interest                                        50
     Termination fee                                                  (5,050)
     Transfer to Vessels                                              (8,452)
     ------------------------------------------------------------------------
     Net investment in finance lease                                        -
     ========================================================================

     Following the termination of the Initial Charter by Chevron, the Manager, acting on behalf of the Company, has secured an acceptable replacement charter for the Vessel with Front Voyager Inc. This charter runs for two years until April 1, 2008 and is classified as an operating lease.

6.   Vessel

     (in thousands of $)                           2006                   2005
     Reinstatement of vessel                      8,452                      -
     Accumulated depreciation                      (44)                      -
     -------------------------------------------------------------------------
     Net book value at end of year                8,408                      -
     =========================================================================

     Upon termination of the Chevron Charter the Front Voyager was returned to the Company and reclassified as a fixed asset.

     Depreciation expense was $0.04 million, $nil and $nil for the years ended December 31, 2006, 2005 and 2004, respectively.

7.   Deferred Charges

     Deferred charges represent the capitalization of debt issue costs. These costs are amortized over the term of the Loans to which they relate on a straight line basis. The deferred charges are comprised of the following amounts:

     (in thousands of $)                           2006                   2005
     Debt arrangement fees                          384                    384
     Accumulated amortization                     (345)                  (334)
     -------------------------------------------------------------------------
                                                     39                     50
     =========================================================================

8.   Debt

     (in thousands of $)                           2006                   2005
     7.62% Serial Loan matured April 1, 2006           -                 2,530
     8.52% Term Loan due 2015                    12,744                 12,744
     -------------------------------------------------------------------------
     Total Debt                                  12,744                 15,274
     Less: current portion                        (570)                (2,530)
                                                 12,174                 12,744
     =========================================================================

     The final tranche of the Serial Loans was paid on April 1, 2006.

     The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1. Principal is repayable on the Term Loans in accordance with a nine-year sinking fund schedule.

     When the Initial Charter was terminated on April 1, 2006, the scheduled mandatory sinking fund payments on the Term Loans were revised so that the allocated principal amount of the Term Loans for the Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $5.05 million.

     The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the Allocated Principal Amount of the Term Loans following termination of the related Initial Charter on April 1, 2006:

     Scheduled payment date                                              $'000

     April 1, 2007                                                         570
     April 1, 2008                                                         620
     April 1, 2009                                                         670
     April 1, 2010                                                         730
     April 1, 2011                                                         790
     April 1, 2012                                                         850
     April 1, 2013                                                         930
     April 1, 2014                                                       1,010
     April 1, 2015                                                       6,574
     -------------------------------------------------------------------------
                                                                        12,744
     =========================================================================

     The Term Notes are collateralised by a first preference mortgage on the Vessel to California Petroleum Transport Corporation. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum Transport Corporation, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Front Voyager Inc. Charter relating to the Vessel has been collaterally assigned pursuant to the Assignment of Front Voyager Inc. Charter to California Petroleum Transport Corporation, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the Company has been pledged to California Petroleum Transport Corporation pursuant to the Stock Pledge Agreement.

9.   Share Capital

     Authorized share capital:
                                                   2006                   2005
                                                   ----                   ----
     1,000 shares of $1 par value                 1,000                  1,000

     Issued and outstanding share capital:

                                                   2006                   2005
                                                   ----                   ----
     100 common shares of $1 par value              100                    100

10.  Financial Instruments

     Fair values

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

                                                                2006                  2006                 2005             2005
      (in thousands of $)                             Carrying Value            Fair Value       Carrying Value       Fair Value
      -------------------                             --------------            ----------       --------------       ----------
      Restricted cash                                         10,297                10,297                1,733            1,733
      7.62% Serial Loans maturing April 1, 2006                    -                     -                2,530            2,530
      8.52% Term Loans due 2015                               12,744                13,588               12,744           14,273

     The methods and assumptions used in estimating the fair values of financial instruments are as follows:

     The carrying value of restricted cash, which is highly liquid, is a reasonable estimate of fair value.

     The estimated fair value for fixed rate debt is based on the quoted market price of these or similar debt when available.

     Concentrations of risk

     As at December 31, 2006 the Company's only source of funds for the repayment of the principal and interest on the Loans are from the termination payment received from Chevron of $5,050,000, the charterhire paid by Front Voyager Inc. of $5,050,000 to the period ended April 1, 2008 and the proceeds, if any, from the sale of the Vessel. Accordingly, the Company's ability to service its obligations on the Loans is wholly dependent upon Frontline's ability to secure an acceptable replacement charter should Front Voyager Inc. chose not to extend the Charter.

11.  Commitments and Contingencies

     The Term Loans are collateralized by a first preference mortgage on the Vessel to California Petroleum Transport Corporation. The earnings and insurance relating to the Vessel have been collaterally assigned pursuant to an Assignment of Earnings and Insurance to California Petroleum Transport Corporation, which in turn has assigned such Assignment of Earnings and Insurance to the Collateral Trustee. The Front Voyager Inc. Charter relating to the Vessel has been collaterally assigned pursuant to the Assignment of Front Voyager Inc. Charter to California Petroleum Transport Corporation, which in turn has assigned such Assignment to the Collateral Trustee. The Capital Stock of the Company has been pledged to California Petroleum Transport Corporation pursuant to the Stock Pledge Agreement.

12.  Related Party Transactions

     Charterhire revenue

     The Company entered into a two year bareboat charter agreement with Front Voyager Inc. on April 1, 2006. Under this agreement charterhire of $5,050,000 was prepaid for entire period on commencement of the Charter. The following table outlines the revenue and payments related to this agreement during the year:

     (in thousands of $)
     Deferred charterhire revenue - January 1, 2006                  -
     Charterhire revenue received from Front Voyager Inc.        5,050
     Charterhire revenue recognised in 2006                    (1,894)
     -----------------------------------------------------------------
     Deferred charterhire revenue - December 31, 2006            3,156
     =================================================================

     The Charter contains seven annual options to extend the charter after April 1, 2008 and provides sufficient funds to allow the Company to satisfy its obligations to make mandatory sinking fund payments and to pay all related expenses.

     Under the Charter, if Front Voyager Inc. does not exercise any charter extension option or if the Charter is otherwise terminated, Front Voyager Inc. is obligated to pay the Company an amount, after accounting for the termination fee, Initial Period charterhire and all expenses incurred to recharter the vessel that is sufficient to cover:

     o the principal and interest due on the serial and term loans from California Petroleum based on the revised sinking fund schedule that took effect when the charter was terminated by Chevron;

     o    any recurring fees and taxes for the vessel;

     o the management fee and technical advisor's fees allocated to the Company;

     o the amount of fees and expenses of the Indenture Trustee, trustee fees and designated representative fees allocable to the Company; and

     o an amount equal to at least 30% of the estimated annual amounts above to cover miscellaneous and unexpected expenses.

     If the Charter is extended, Front Voyager Inc. is to pay the Company, on or before the date of the extension, an additional amount equal to the lesser of:

     o the amount of principal and interest on the term loan that will become due in the period of the extension; or

     o the amount that provides sufficient funds to pay in full all amounts due under the revised sinking fund schedule after taking into account prior amounts of prepaid charterhire, termination fees and expenses to recharter the vessel.

     Management Fee

     Pursuant to a management agreement, Frontline is the Company's Manager and Technical Advisor. Under the management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

     Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for the Vessel, along with a fee of $3,000 covering all four Vessels, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by 4% on each subsequent anniversary of the closing of the issue of the Notes.

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

     Management fee expenses and management fee payable as of December 31, 2006, 2005, and 2004 are as follows:

     (in thousands of $)                2006           2005           2004
     Management fee expenses              40             38             37
     Management fee payable               10             10              9

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






Date:  June 26, 2007