Form 20-F/A
period 2006-12-31
CALPETRO TANKERS BAHAMAS III LTD
filed 2008-07-08
CIK 923656

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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
                          THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]                  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

None

Indicate the number of shares outstanding of each of the registrant’s classes of capital or common stock, as of the close of the period covered by the annual report.

Common stock: 100 shares, par value of $1 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[__] Yes [X] No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[__] Yes [X] No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days

[X] Yes [__] No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[__]	Accelerated filer	[__]	Non-accelerated filer	[X]

Indicate by check mark which financial statement item the registrant has elected to follow:

[__]      Item 17          [X]         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[__]      Yes           [X]         No

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F of CalPetro Tankers (Bahamas III) Limited that was originally filed on June 29, 2007, is being filed solely for the purpose of including as exhibits the bareboat charter between CalPetro Tankers (Bahamas III) Limited and Front Voyager Inc. dated March 31, 2006 (the “Bareboat Charter”) and the assignment of charter between California Petroleum Transport Corporation and CalPetro Tankers (Bahamas III) Limited dated March 31, 2006 (the “Assignment”). The Bareboat Charter and Assignment are attached hereto as Exhibits 4.4 and 4.5, respectively.

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

2.1*
Form of Term Indenture between California Petroleum Transport Corporation and Chemical Trust Company of California, as Indenture Trustee, incorporated by reference to Exhibit 4.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No.33-79220.

2.2*
Form of Term Mortgage Notes, incorporated by reference to Exhibit 4.2 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220.

2.3*
Form of Bahamian Statutory Ship Mortgage and Deed of Covenants by [CalPetro Tankers (Bahamas I) Limited], [CalPetro Tankers (Bahamas II) Limited] to California Petroleum Transport Corporation (including the form of assignment of such Mortgage to Chemical Trust Company of California, as Collateral Trustee, by California Petroleum Transport Corporation), incorporated by reference to Exhibit 4.4 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No.33-79220.

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

4.4	Bareboat Charter between Calpetro Tankers (Bahamas III) Limited and Front Voyager Inc. dated March 31, 2006.

4.5	Assignment of Charter between Calpetro Tankers (Bahamas III) Limited and Front Voyager Inc. dated March 31, 2006.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized  to sign this annual report on its behalf.

CALPETRO TANKERS (BAHAMAS III) LIMITED

	By:	/s/ Kate Blankenship
Kate Blankenship
Director and Secretary

Dated: July 8, 2008

SK 02089 0006 864570