Form 20-F
period 2009-12-31
CALPETRO TANKERS (BAHAMAS III) LTD
filed 2010-04-29
CIK 923656

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	033-79220-03

CalPetro Tankers (Bahamas III) Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

The Bahamas
(Jurisdiction of incorporation or organization)

Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas
(Address of principal executive offices)

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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

Yes ☐                                            No☒

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

Yes ☐                                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17 ☐                                           Item 18 ☐

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

A. Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2009, 2008 and 2007, and the selected balance sheet data with respect to the fiscal years ended December 31, 2009 and 2008, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2006 and 2005, and the selected balance sheet data with respect to the fiscal year ended December 31, 2007, 2006 and 2005, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2009	2008	2007	2006	2005
(in thousands of $, except share data)

Statement of operations data:
Total operating revenues	2,863	2,894	3,093	2,255	1,381
Net income (loss)	1,580	1,985	2,385	1,335	(41)

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Total assets	19,704	18,575	16,658	18,789	16,861
Current portion of long-term debt	730	444	-	570	2,530
Long-term debt	10,154	10,884	11,328	12,174	12,744
Stockholder's equity	8,526	6,946	4,961	2,576	1,241
Number of shares	100	100	100	100	100

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the offer and use of proceeds

Not applicable.

D.   Risk Factors

We are not currently engaged in leasing a vessel. On January 5, 2010, Front Voyager Inc. gave notice of termination of the bareboat charter to take effect on April 1, 2010. A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of our vessel for $8.3 million and delivery to the buyer occurred on April 8, 2010. Following the sale of our vessel and the scheduled repayment of principal in the amount of $730,000 on April 1, 2010, the full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010, and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt.

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

The buyer or another claimant may make a claim against us in respect of the Front Voyager, which may adversely affect our financial condition

Under the terms of the purchase agreement for the Front Voyager, we as the seller warrant that the Vessel at the time of physical and legal delivery is free from all encumbrances, mortgages, and maritime liens or any other debts, taxes and financial liabilities/obligations whatsoever. Should any claims, which have accrued prior to the time of delivery, be made against the Vessel, we have undertaken to unconditionally indemnify the buyers against all consequences of such claims. If the buyers or another claimant seek indemnification under this provision, prosecution or defense of the claim may adversely affect our financial position.

After the sale of the Front Voyager, we have no further income producing assets

The Front Voyager was the only income producing asset that we owned.  After the sale of this vessel, we have no further ongoing business and no assets that would create income in the future.

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

California Petroleum Transport Corporation, or California Petroleum or CPTC, a Delaware corporation which we refer to as acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes, or the Serial Notes,  and $117,900,000 8.52% First Preferred Mortgage Notes due in 2015, which we refer to as the Term Notes and together with the Serial Notes as the Notes. The Serial Notes were fully repaid April 1, 2006. The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due in 2015, to the Owners to fund the acquisition of the oil tankers from Chevron. We were allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired our Vessel as described below. We will engage in no business other than the ownership and chartering of our Vessel, which has been sold, and activities resulting from or incidental to such ownership and chartering.

After its delivery to us, the Vessel was chartered to Chevron. On April 21, 2005, we received irrevocable notice from Chevron regarding the termination of its bareboat charter of the Vessel on April 1, 2006 pursuant to that charter's terms. On April 1, 2006, the Vessel was redelivered to us and immediately delivered to Front Voyager Inc. (the "Charterer"), a wholly-owned subsidiary of Frontline, for an initial two year period (the "Initial Period") under the Charter which provided for the prepayment of the charterhire in the amount of $5.05 million for the two years ended April 1, 2008 and contained annual options to extend the charter after April 1, 2008 up to April 1, 2015. On March 25, 2009, the Charterer exercised its option to extend the charter for the second one year optional period beginning April 1, 2009. On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010 in accordance with the bareboat charter. A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of our vessel for $8.3 million and delivery to the buyer occurred on April 8, 2010. Following the sale of the Front Voyager and the scheduled principal repayment of $730,000 on the Term Loan on April 1, 2010, the full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010. In addition, a make whole premium of $2.1 million was paid at that time for early redemption of the debt.

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas.

B.   Business Overview

Our Vessel, which was sold on March 23, 2010 and delivered to the buyer on April 8, 2010, was a 155,000 dwt Suezmax oil tanker, which was originally acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of the maximum length, breadth and draft requirements to be capable of passing fully loaded through the Suez Canal. After the sale of our Vessel, we will continue our existence but will not actively engage in any business other than in connection with ongoing corporate affairs.

Front Voyager Inc., is principally engaged in the marine transportation of oil products. Front Voyager Inc.'s primary transportation routes are from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia.

Management

On March 31, 1999, Frontline became our manager and technical advisor pursuant to an assignment of our management agreement, or the Management Agreement. Under the Management Agreement, Frontline provides administrative, ship management and advisory services to the Company as manager, or Manager. Pursuant to the Management Agreement, the Manager receives an annual fee of $13,625 for each vessel, along with an additional annual fee of $3,000 covering all four Vessels. The technical advisor's fee consists of an annual fee of $10,000 for each vessel, payable semi-annually in arrears. Both the management fee and the technical advisor's fee, which together we refer to as the Management Fee, is payable semi-annually in arrears for the period until the third anniversary of the closing of the issue of the Notes, then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes. The Manager will not receive a per vessel fee, management fee or technical advisor fee for our Vessel for any period after the Vessel was sold

C.   Organizational Structure

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

D.   Property, Plants and Equipment

Other than our Vessel described above, we do not have any property. A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of our vessel and delivery to the buyer occurred on April 8, 2010.

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

Market Overview and Trend Information

According to Industry sources, the average TCE rate for a modern Suezmax was $27,000/day throughout the year; ranging from a high of $57,000/day in the beginning of January to a low of $7,000/day in mid-August. The average TCE rate for the first quarter was $42,600/day compared to $24,000/day, $14,000/day and $27,500/day for the remaining quarters respectively.

The tanker market began the year rather strongly, as the world economic downturn did not have a significant effect on tanker rates. The demand for oil remained high and the supply of tonnage remained tight. In addition, primarily due to "contango" in the oil markets, some 45 to 50 VLCCs on average throughout this period were employed in storage of oil.  This, in conjunction with weak fleet growth for 2008 and the first quarter of 2009, positioned owners for increased rates. However, significant factors, such as projections of reduced global oil demand and a high and steady influx of new tonnage, inevitably tended to have a countervailing negative impact.

Transport distances fell sharply in the first half of the year but recovered substantially throughout the second half due to China's large crude oil importing program and build up of reserves. Industry sources estimate that 2009 experienced a reduction of 4.3% in total tanker ton-mile demand compared with 2008. In contrast, the fourth quarter remained relatively steady (-0.1%) year-on-year. Storage was at the level of the first half of the year, but oil demand decreased and newbuilding deliveries began to increase in frequency. Removals from the fleet were below expectations, but fleet growth should slow down as the 2010 phase out deadline for single hull vessels approaches. Delays in the Turkish straits increased towards the end of the year with approximately 6 to 7 days waiting time through the Bosporus and Dardanelles through much of November and all of December. Port strikes in Fos and Lavera also contributed to a tightening tonnage supply.

Global oil demand remains the most important driver for ton-mile demand, and as oil demand decreased by 1.5% in 2009, ton-miles subsequently dropped by about 4.3%. However, the average transportation distance is increasing year-on-year as China and India are enhancing their West Africa and Central and South American crude programs. Furthermore, expected increased trade volume between the Persian Gulf and the U.S. should also help boost the 2010 ton-mile demand, which industry sources currently estimate at approximately 7% larger than in 2009.

According to the February 2010 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 28.7 million barrels per day in 2009. The expected 2010 OPEC production output figure has not yet been published by the IEA.  However, the IEA estimates a production figure of 29.1 million barrels per day for January 2010, which is equivalent to their production output in January 2009.

The IEA further estimates that the average world oil demand was 84.9 million barrels per day in 2009, which represents a decrease of 1.5% or 1.3 million barrels per day from 2008. For 2010, the world oil demand is estimated at 86.6 million barrels per day, representing an increase of 2% or 1.7 million barrels per day from 2009.

Throughout 2009, the oil majors continued to discriminate against single hull tankers. An increasing number of port and flag states also announced their reluctance to accept such vessels beginning in January 2010. Subsequently, the market for these vessels has started to diminish, leaving only a few areas in East Asia where they are still allowed to trade.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2009. The average bunker price in Philadelphia was approximately $378/mt, which represents a decrease of $133/mt from 2008. The prices ranged from a low of $221/mt at the beginning of January to a high of $491.5/mt at the beginning of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in January 2010, World Output, or GDP, decreased 0.8% in 2009, which was a substantial downward shift compared to the 2009 3% growth estimate as reported in October 2008. For 2010 and 2011, however, the IMF forecasts World GDP growth of 4.2% and 4.3%, respectively.

Furthermore, the IMF reported a U.S. GDP decrease of 2.5% for 2009, down from the 2008 increase of 0.4%. It is, however, estimated that U.S. GDP will increase by 2.7% in 2010.

While the Euro area (Germany, France, Italy and Spain) and Japan both experienced a decrease in GDP throughout 2009 of 3.9% and 5.3%, respectively, they are also expected to report GDP growth for both 2010 and 2011.

The emerging and developing economies increased their GDP by 2% for 2009, which represents a decrease from their 2008 growth of 6%. Current estimates, however, estimate a healthier economy in the next four years with a predicted growth rate of approximately 6% for 2010 and 2011, according to the IMF.

China reported figures consistent with expectations. After an unprecedented domestic industry build-up, China's GDP increased by 8.7% throughout 2009. While this represents a small decrease in growth relative to the 9.6% growth experienced in 2008, the IMF has forecast GDP growth of about 10% for 2010 and 2011.

The total Suezmax fleet increased by approximately 13% in 2009 to 393 vessels. Throughout the year, a total of 46 new vessels were delivered to owners and 24 new orders were placed. The total order book consisted of 134 vessels at the end of the year, which represented approximately 34% of the existing fleet.

Throughout 2010, it is estimated that 62 Suezmaxes will enter the market, including 24 in the first quarter. This substantial amount of new tonnage will be cushioned, to some extent, by the expected phase-out program of single hull vessels which, at the end of 2009, consisted of 33 Suezmaxes. Finally, to help mitigate the future influx of vessels, we expect further changes to orders such as cancellations, delays and deferrals.

Operating results

Year ended December 31, 2009 compared with the year ended December 31, 2008

Total Revenues

(in thousands of $)	2009	2008	% Change
Charter revenue	2,863	2,894	(1)%

Charterhire revenue is recognized over the expected length of the charter and accounted for as a four year operating lease. On April 1, 2009, Front Voyager Inc. exercised its option to extend the Charter for an additional year to 1 April 2010.

Expenses

(in thousands of $)	2009	2008	% Change
Interest expense	937	965	(3)%
Amortization of deferred charges	4	8	(50)%

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

Charterhire revenue is recognized over the expected length of the charter. The decrease in charter revenue in 2008 is mainly due to an adjustment included in 2007 following a reassessment of the charter term and the determination that we should account for the charter as a four year operating lease and not a two year operating lease.

Expenses

(in thousands of $)	2008	2007	% Change
Interest expense	965	995	(3)%
Amortization of deferred charges	8	8	-

Interest expense has fallen in line with expectations, with interest expense falling in line with the amount outstanding under our loans each year. The Company amortizes the  deferred charges  over the life of the Term Loans using the straight line method.

Liquidity and Capital Resources

As of December 31, 2009, revenues from the Charter were sufficient to pay our obligations under the Term Loans.
On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010 in accordance with the bareboat charter. The Vessel was delivered to us on April 1, 2010.  A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of our vessel for $8.3 million. The full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010, and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt.

Off-balance Sheet Arrangements

None.

Tabular disclosure of contractual obligations

As at December 31, 2009, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Loans (8.52%)	730	1,640	1,940	6,574	10,884
Interest payable	896	1,593	1,289	280	4,058
Total contractual obligations	1,626	3,233	3,229	6,854	14,942

Interest is payable on the Term Notes at a fixed rate of 8.52% until maturity.

Following the sale of the Front Voyager and the scheduled repayment of principal in the amount of $730,000 on April 1, 2010, the full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010, and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt.

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

On July 1, 2009, the Company effected a change in the estimated scrap rate for its vessel from $378 per lightweight ton to $281 per lightweight ton. The resulting change in salvage value has been applied prospectively and increased depreciation by $0.2 million for the year ended December 31, 2009. This change also resulted in a decrease in net income of $0.2 million for the year ended December 31, 2009. The Company's assumptions used in the determination of estimated salvage value took into account then current scrap prices, the historic pattern of scrap rates over the ten years ended December 31, 2008, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Management believed that $281 per lightweight ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

Recent accounting pronouncements

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 Guidance on Interim Fair Value Disclosures, (codified in ASC 825), which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption(s) used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our financial statements.

In May 2009, the FASB issued Statement No. 165 Subsequent Events, ("FAS 165"), (codified in ASC 855). This Statement provides guidance on management's assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company's financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our financial statements.

 In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, ('FAS 168'), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy has been modified to include only two levels of GAAP; authoritative and nonauthoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company's financial statements.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	47	Director and President
Kate Blankenship	45	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of ITCL, Seadrill Limited, Golden Ocean Group Limited, Golar LNG Energy Limited, Aktiv Kapital ASA, Marine Harvest Group and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001.  Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004 and Golar LNG Energy Limited since June 2009. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

B.     Compensation

During the year ended December 31, 2009, we paid no compensation to our directors and officers.

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

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

As of April 29, 2010, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

Class of Shares	Name and address of Beneficial Owners	Number of Shares	Percent of Class

Unclassified common shares	California Tankers Investment Limited (1)	100	100%

(1)
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

All the issued and outstanding shares of our capital stock have been pledged by us to California Petroleum Transport Corporation, or CPTC, pursuant to the stock pledge agreement between us and CPTC and are being held by the Bank of New York, as successor to the Chase Manhattan Trust Company of California and JP Morgan Chase, or the Collateral Trustee, as part of the collateral for the Notes.  ITC has full voting control over us subject to the rights of the Collateral Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.    Related Party Transactions

As discussed in Item 4 "Information on the Company", our Vessel was chartered to Front Voyager Inc., a wholly owned subsidiary of Frontline, until April 1, 2010. Frontline is our Manager and ultimate parent company. This charter terminated on April 1, 2010.

Under the Management Agreement, Frontline is entitled to a management fee and a technical advisor's fee. Under the terms of the Management Agreement, the management fee consists of an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four Vessels. The technical advisor's fee consists of an annual fee of $10,000 for each Vessel, payable semi-annually in arrears. Both the management fee and the technical advisors fee which we jointly refer to as the "Management Fee", is payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes. The Manager will not receive a per vessel management fee or technical advisor fee for our Vessel for any period after our Vessel was sold.

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

Management fee expenses and management fees payable for the years ended and as of December 31, 2009, 2008 and 2007 are as follows:

(in thousands of $)	2009	2008	2007
Management fee expenses	45	43	41
Management fee payable	11	21	10

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

B.    Memorandum and Articles of Association

The Company is No. 23063B in the Bahamian register.

All shares issued are unclassified; there is no authorization in force to issue other classes of shares. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. Should any dividend be declared and not claimed the directors may, after a period of three years, resolve that such dividends are forfeited for the benefit of the Company. There are no provisions for changes to the rights of stockholders contained in the articles, except that by resolution of the directors the authorized capital may be increased and that the Company may divide or combine shares within the same class.

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

C.    Material Contracts

 In connection with the sale of the Vessel and the subsequent redemption of its allocable portion of the Term Notes and the Term Loan, the Company entered into an amendment to the Management and Remarketing Agreement between the Company and the Manager and to the Collateral Trust Agreement and agreements to terminate (i) its assignment of charter dated as of March 31, 2006 between the Company and CPTC; (ii) the assignment of earnings and insurances as of April 1, 1995 between the Company and CPTC; (iii) the assignment from the Company to CPTC, dated as of April 1, 1995, of the vessel purchase agreement dated as of April 1, 1995 between the Company and Chevron Transport Corporation; (iv) the debenture dated as of April 1, 1995 between the Company and CPTC; (v) the Bahamian statutory mortgage on the Vessel, dated as of June 28, 2001; (vi) the deed of covenants dated as of June 28, 2001 between the Company and CPTC to accompany the statutory mortgage and (vii) the term loan agreement dated as of April 1, 1995 between the Company and CPTC.

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

E.    Taxation

No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and The Bahamas but an exchange of information treaty on tax issues is in effect.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE., Room 1580, Washington, D.C. 20549.You may obtain information on the operation of the public reference room by calling 1(800) SEC-0330.The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at registered office at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas or at the offices of our Manager at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.      Subsidiary Information

Not applicable.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2009 is as follows:

The Term Loan bears interest at a rate of 8.52% per annum. Interest is payable on April 1 and October 1 of each year. Principal is repayable on the Term Loans in accordance with a remaining 6-year sinking fund schedule.

When the Charter was terminated on April 1, 2006, the scheduled mandatory sinking fund payments on the Term Loans was revised so that the allocated principal amount of the Term Loan for the Vessel will be redeemed on the remaining sinking fund redemption dates on a schedule that approximates level debt service with an additional principal payment on the maturity date of $5.5 million.

The table below provides the revised scheduled sinking fund redemption amounts and final principal payment of the allocated principal amount of the Term Loans.

Scheduled payment date	$'000
April 1, 2010	730
April 1, 2011	790
April 1, 2012	850
April 1, 2013	930
April 1, 2014	1,010
April 1, 2015	6,574
10,884

Following the sale of the Front Voyager and the scheduled repayment of principal in the amount of $730,000 on April 1, 2010, the full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010, and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt.

(b) Qualitative information about market risk

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

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND    USE OF PROCEEDS

None.

Item 15(T).  CONTROLS AND PROCEDURES

(a)    Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2009, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December  31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

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

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2009 and 2008 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2009	2008

Audit fees (a)	40	25
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	40	25

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

The report of Grant Thornton on the financial statements of the Company as of December 31, 2007 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company's financial statements for the year ended December 31, 2007 and through the period ended August 13, 2008, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the matter of such disagreements in their reports.

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

4.4*	Bareboat Charter between Calpetro Tankers (Bahamas III) Limited and Front Voyager Inc. dated March 31, 2006.

4.5*	Assignment of Charter between Calpetro Tankers (Bahamas III) Limited and Front Voyager Inc. dated March 31, 2006.
4.6	Amendment No. 2 to Management and Remarketing Agreement between CalPetro Tankers (Bahamas III) Limited and Frontline dated as of April 8, 2010.
4.7
Amendment No. 2 to the Collateral Trust Agreement among CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, CalPetro Tankers (IOM) Limited, The Bank of New York Mellon Trust Company, N.A., as indenture trustee, The Bank of New York Trust Company, N.A., as collateral trustee and California Petroleum Transport Corporation, dated as of April 1, 2010.

4.8	Termination of Assignment of Charter between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010.
4.9	Termination of Statutory Mortgage between CalPetro Tankers (Bahamas III) Limited and The Bank of New York Mellon Trust Company, N.A., dated as of April 8, 2010
4.10	Termination of Deed of Covenants between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010.
4.11	Termination of Term Loan Agreement between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010.
4.12	Termination of Debenture between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010.
4.13	Termination of Assignment of Earnings and Insurances between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010.
4.14	Termination of Assignment of Purchase Agreement between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010.
10.1*
Powers of Attorney for directors and certain officers of CalPetro Tankers (Bahamas II) Limited, incorporated by reference to Exhibit 24.1 in the Registration Statement of CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, and CalPetro Tankers (IOM) Limited filed November 9, 1994 on Forms S-3, S-1 and F-1, Registration No. 33-79220

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CalPetro Tankers (Bahamas III) Limited

We have audited the accompanying balance sheet of CalPetro Tankers (Bahamas III) Limited (the "Company") as of December 31, 2009 and December 31, 2008, and the related statements of operations and retained earnings, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2007 and for the year then ended were audited by other auditors whose report dated June 20, 2008 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas III)  Limited as of December 31, 2009 and December 31, 2008 and the results of its operations and retained earnings and cash flows for each of the two years ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 29, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CalPetro Tankers (Bahamas III) Limited

We have audited the accompanying statements of operations and retained earnings, and cash flows of CalPetro Tankers (Bahamas III) Limited for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of CalPetro Tankers (Bahamas III) Limited for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Grant Thornton LLP
New York, New York
June 20, 2008

Calpetro Tankers (Bahamas III) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2009, 2008 and 2007
(in thousands of $)

	2009	2008	2007
Operating revenues
Charter revenue	2,863	2,894	3,093
Total operating revenues	2,863	2,894	3,093

Operating expenses
Administrative expenses	(136)	(115)	(133)
Depreciation	(241)	(59)	(59)
Total operating expenses	(377)	(174)	(192)
Net operating income	2,486	2,720	2,901
Other income (expenses)
Interest income	35	238	487
Interest expense	(937)	(965)	(995)
Amortization of deferred charges	(4)	(8)	(8)
Net other expenses	(906)	(735)	(516)
Net income	1,580	1,985	2,385

Retained earnings at the start of year	6,946	4,961	2,576
Retained earnings at the end of year	8,526	6,946	4,961

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Balance Sheets as of December 31, 2009 and 2008

(in thousands of $)

	2009	2008
ASSETS
Current Assets
Restricted cash	9,311	8,963
Other current assets	2,325	1,299
Total current assets	11,636	10,262
Vessel	8,049	8,290
Deferred charges	19	23
Total assets	19,704	18,575

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Current portion of long-term debt	730	444
Accrued interest	232	242
Other current liabilities	62	59
Total current liabilities	1,024	745
Long-term debt	10,154	10,884
Total liabilities	11,178	11,629
Stockholder's equity
Unclassified stock: 100 shares of $1 par value	-	-
Retained earnings	8,526	6,946
Total stockholder's equity	8,526	6,946
Total liabilities and stockholder's equity	19,704	18,575

The accompanying notes are an integral part of these financial statements.

Calpetro Tankers (Bahamas III) Limited
Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
(in thousands of $)

	2009	2008	2007

Net income	1,580	1,985	2,385
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	241	59	59
Amortization of deferred charges	4	8	8
Changes in operating assets and liabilities:
Interest receivable	15	18	(34)
Other current assets	(1,041)	(1,283)	45
Accrued interest payable	-	-	(29)
Other current liabilities	(7)	(5)	21
Deferred charter revenue	-	(63)	(3,093)
Net cash provided by (used in) operating activities	792	719	(638)

Investing activities
(Placement) maturity of restricted cash	(348)	(719)	2,054
Net cash (used in) provided by investing activities	(348)	(719)	2,054

Financing activities
Repayments of debt	(444)	-	(1,416)
Net cash used in financing activities	(444)	-	(1,416)

Net increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	946	965	1,025

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements

1.    DESCRIPTION OF BUSINESS

CalPetro Tankers (Bahamas III) Limited (the "Company") was incorporated in The Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II) Limited. In addition CalPetro Tankers (IOM) Limited, was incorporated in the Isle of Man. These entities (the "Owners") were organized as special purpose companies for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation ("Chevron") which were concurrently chartered on long-term charter agreements back to Chevron. On April 21, 2005, pursuant to the bareboat charter dated April 5, 1995 between the Company and Chevron, the Company received irrevocable notice from Chevron regarding the termination of the bareboat charter of its Vessel Front Voyager, on April 1, 2006. Under the terms of the bareboat charter between Chevron and the Company, Chevron paid a termination fee of $5,050,000. As manager to the Company, Frontline Ltd ("Frontline") was obligated to find an acceptable replacement charter as defined by the indenture governing the issue of the Notes that were issued on behalf of the Company and three affiliated companies. Pursuant to a bareboat charter agreement between the Company and Front Voyager Inc, a wholly owned subsidiary of Frontline, Front Voyager Inc (the "Charterer") agreed to charter the Front Voyager as of April 1, 2006 for an initial two-year period (the "Initial Period") with a further seven annual optional periods. The charterhire payable for the Initial Period was $5,050,000. This was prepaid in full on March 31, 2006. On March 25, 2009, the Charterer exercised its option to extend the charter for the second one year optional period beginning April 1, 2009 at a cost of $1.8 million.  On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010 in accordance with the bareboat charter. A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of our vessel for $8.3 million and delivery to the buyer occurred on April 8, 2010.

The Company along with CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited,    and CalPetro Tankers (IOM) Limited are wholly-owned by California Tankers Investments Limited,    a company organized under the laws of The Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation ("ITC"), a Cayman Islands company. ITC is wholly-owned by Independent Tankers Corporation Limited ("ITCL"). ITCL was established in February 2008 and it is 82.47% owned by Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

California Petroleum Transport Corporation ("California Petroleum" or "CPTC"), a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes (the "Serial Notes") and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (the "Term Notes")    (together the "Notes"). The Serial Notes were fully repaid April 1, 2006. The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of their Vessels from Chevron. The Company was allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired its Vessel, the Front Voyager. The Company engaged in no business other than the ownership and chartering of our Vessel and activities resulting from or incidental to such ownership and chartering.

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

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

Vessel residual values
On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for its vessel. The scrap rate was amended from  $378 per lightweight tonne to $281per lightweight tonne. The resulting change in salvage values has been applied prospectively and increased depreciation by $0.2 million for the year ended December 31, 2009. This change also resulted in a decrease in net income of approximately $0.2 million.

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

Taxation
No Bahamian income or withholding taxes are imposed on the payment by the Company of any principal or interest to any holder of Notes who is either an individual citizen or resident of the United States or an entity formed under the laws of the United States. There is no income tax treaty currently in effect between the United States and The Bahamas but an exchange of information treaty on tax issues is in effect.

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

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

2.    ACCOUNTING POLICIES (continued)

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

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 Guidance on Interim Fair Value Disclosures, (codified in ASC 825), which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our financial statements.

In May 2009, the FASB issued Statement No. 165 Subsequent Events, ("FAS 165"), (codified in ASC 855). This Statement provides guidance on management's assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company's financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our financial statements.

In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, ('FAS 168'), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy has been modified to include only two levels of GAAP; authoritative and nonauthoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company's financial statements.

4.    RESTRICTED CASH

The restricted cash accounts were established and are maintained by The Bank of New York Mellon (as successor to the Chase Manhattan Trust Company of California and JPMorgan Chase) as the collateral trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Term Notes and any operating costs in relation to the Owners.

5.   OTHER CURRENT ASSETS

(in thousands of $)	2009	2008
Charter revenue accrued	2,324	1,283
Interest receivable	1	16
	2,325	1,299

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

6. VESSEL

(in thousands of $)	2009	2008
Reinstatement of vessel	8,452	8,452
Accumulated depreciation	(403)	(162)
Net book value at end of year	8,049	8,290

Depreciation expense was $0.2 million, $0.06 million and $0.06 million for the years ended December 31, 2009, 2008 and 2007, respectively. The reinstatement of the vessel is equal to the net investment in the capital lease at the date the termination was made effective by Chevron less the termination fee received from Chevron.

7.    DEFERRED CHARGES

(in thousands of $)	2009	2008
Debt arrangement fees	384	384
Accumulated amortization	(365)	(361)
	19	23

8.    DEBT

(in thousands of $)	2009	2008
8.52% Term Loan due 2015	10,884	11,328
Less: current portion	(730)	(444)
	10,154	10,884

The Term Loans bear interest at a rate of 8.52% per annum. Interest is payable semi-annually on April 1 and October 1. Principal is repayable on the Term Loans in accordance with a six year sinking fund schedule. The Term Loans notes include certain covenants such as restriction on the payment of dividends and making additional loans or advances to affiliates.    At December 31, 2009, the Company was in compliance with these covenants.

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

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

8.    DEBT (continued)

Year Ending December 31
(in thousands of $)
2010	730
2011	790
2012	850
2013	930
2014	1,010
2015	6,574
Total debt	10,884

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

9.    SHARE CAPITAL

Authorized share capital:
	2009	2008
1,000 shares of $1 par value	1,000	1,000

Issued and outstanding share capital:
	2009	2008
100 common shares of $1 par value	100	100

10.    FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2009 and 2008 are as follows:

	2009	2009	2008	2008
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	9,311	9,311	8,963	8,963
8.52% Term Loans due 2015	10,884	11,037	11,328	12,979

The methods and assumptions used in estimating the fair values of financial instruments are as follows:

The carrying value of restricted cash is a reasonable estimate of fair value.

The estimated fair value for fixed rate debt, being the Term Loans, is based on quoted market prices.

Concentrations of risk

As at December 31, 2009, the Company's only source of funds for the repayment of the principal and interest on the Loans were charterhire payments from Front Voyager Inc. and the proceeds from the sale of the Vessel.

There is a concentration of credit risk with respect to Restricted Cash to the extent that all of the amounts are invested with The Bank of New York Mellon.

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

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

(in thousands of $)	2009	2008
Accrued income – January 1	1,283	(63)
Charterhire paid during the year	(1,822)	(1,548)
Charterhire revenue recognized in year	2,863	2,894
Accrued income – December 31	2,324	1,283

On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010 in accordance with the bareboat charter.

Charterhire revenue is being recognized over the expected life of the Charter.

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

Management fee expenses and management fees payable for the years ended and as of December 31, 2009, 2008, and 2007 are as follows:

(in thousands of $)	2009	2008	2007
Management fee expenses	45	43	41
Management fee payable	11	21	10

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

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

13.    SUBSEQUENT EVENTS

On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010 in accordance with the bareboat charter. This termination fee will result in income of $1.8 million being recorded by the Company in the three months ended March 31, 2010 as the Company has been recording operating lease income up to December 31, 2009 based on an estimated termination fee of $3.1 million. A Memorandum of Agreement, dated March 15, 2010, has been signed regarding the sale of our vessel for $8.3 million and delivery to the buyer occurred on April 8, 2010. The Company expects to record a gain on disposal of approximately $0.1 million. Following the sale of the Front Voyager and the scheduled repayment of principal in the amount of $730,000 on April 1, 2010, the full amount outstanding on the Term Loan of $10,154,000 was repaid in full on April 13, 2010, and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt. After the sale of our Vessel, we will continue our existence but will not actively engage in any business other than in connection with ongoing corporate affairs.

SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas III) Limited

/s/ Kate Blankenship
Kate Blankenship
Director and Secretary

Date: April 29, 2010