Form 20-F
period 2010-12-31
CALPETRO TANKERS (BAHAMAS III) LTD
filed 2011-06-24
CIK 923656

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

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

A. Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2010, 2009 and 2008, and the selected balance sheet data with respect to the fiscal years ended December 31, 2010 and 2009, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2007 and 2006, and the selected balance sheet data with respect to the fiscal year ended December 31, 2008, 2007 and 2006, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2010	2009	2008	2007	2006
(in thousands of $, except share data)

Statement of operations data:
Total operating revenues	2,588	2,863	2,894	3,093	2,255
Net (loss) income	(832)	1,580	1,985	2,385	1,335

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Total assets	7,727	19,704	18,575	16,658	18,789
Current portion of long-term debt	-	730	444	-	570
Long-term debt	-	10,154	10,884	11,328	12,174
Equity	7,694	8,526	6,946	4,961	2,576
Number of shares	100	100	100	100	100

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the offer and use of proceeds

Not applicable.

D.   Risk Factors

We are not currently engaged in leasing a vessel. On January 5, 2010, Front Voyager Inc. gave notice of termination of the bareboat charter, which took effect on April 1, 2010. A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of the Front Voyager, or the Vessel, for net sale proceeds of $8.3 million and delivery to the buyer occurred on April 8, 2010. Following the sale of our Vessel and the scheduled repayment of principal in the amount of $730,000 on April 1, 2010, the full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010, and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt.

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

The buyer or another claimant may make a claim against us in respect of the Front Voyager, which may adversely affect our financial condition

Under the terms of the purchase agreement for the Front Voyager, we as the seller warrant that the Vessel at the time of physical and legal delivery is free from all encumbrances, mortgages, and maritime liens or any other debts, taxes and financial liabilities/obligations whatsoever. Should any claims, which have accrued prior to the time of delivery, be made against the Vessel, we have undertaken to unconditionally indemnify the buyers against all consequences of such claims. If the buyers or another claimant seek indemnification under this provision, prosecution or defense of this claim may adversely affect our financial position.

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

California Petroleum Transport Corporation, or California Petroleum or CPTC, a Delaware corporation which we refer to as acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes, or the Serial Notes, and $117,900,000 8.52% First Preferred Mortgage Notes due in 2015, which we refer to as the Term Notes and together with the Serial Notes as the Notes. The Serial Notes were fully repaid April 1, 2006. The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due in 2015, to the Owners to fund the acquisition of the oil tankers from Chevron. We were allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired the Vessel as described below. We will engage in no business other than the ownership and chartering of the Vessel, which has been sold, and activities resulting from or incidental to such ownership and chartering.

After its delivery to us, the Vessel was chartered to Chevron. On April 21, 2005, we received irrevocable notice from Chevron regarding the termination of its bareboat charter of the Vessel on April 1, 2006 pursuant to that charter's terms. On April 1, 2006, the Vessel was redelivered to us and immediately delivered to Front Voyager Inc., or the "Charterer", a wholly-owned subsidiary of Frontline, for an initial two year period (the "Initial Period") under the Charter which provided for the prepayment of the charterhire in the amount of $5.05 million for the two years ended April 1, 2008 and contained annual options to extend the charter after April 1, 2008 up to April 1, 2015. On March 25, 2009, the Charterer exercised its option to extend the charter for the second one year optional period beginning April 1, 2009. On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010 in accordance with the bareboat charter. A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of the Vessel for net sale proceeds of $8.3 million and delivery to the buyer occurred on April 8, 2010. Following the sale of the Front Voyager and the scheduled principal repayment of $730,000 on the Term Loan on April 1, 2010, the full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010. In addition, a make whole premium of $2.1 million was paid at that time for early redemption of the Term Loan.

Our principal executive offices are located at Mareva House, 4 George Street, PO Box N-3937, Nassau, The Bahamas.

B.   Business Overview

The Vessel, which was sold on March 23, 2010 and delivered to the buyer on April 8, 2010, was a 155,000 dwt Suezmax oil tanker, which was originally acquired from Chevron. Suezmax tankers are medium-sized vessels ranging from approximately 120,000 to 200,000 dwt, and of the maximum length, breadth and draft requirements to be capable of passing fully loaded through the Suez Canal. After the sale of the Vessel, we will continue our existence but will not actively engage in any business other than in connection with ongoing corporate affairs.

The Charterer was principally engaged in the marine transportation of oil products. The charterer's primary transportation routes were from the Middle East, Indonesia, Mexico, West Africa and the North Sea to ports in the United States, Europe, the United Kingdom and Asia.

Management

On March 31, 1999, Frontline became our manager and technical advisor pursuant to an assignment of our management agreement, or the Management Agreement. Under the Management Agreement, Frontline provides administrative, ship management and advisory services to the Company as manager, or Manager. Pursuant to the Management Agreement, the Manager receives an annual fee of $13,625 for each vessel, along with an additional annual fee of $3,000 covering all four vessels. The technical advisor's fee consists of an annual fee of $10,000 for each vessel, payable semi-annually in arrears. Both the management fee and the technical advisor's fee, which together we refer to as the Management Fee, is payable semi-annually in arrears for the period until the third anniversary of the closing of the issue of the Notes, then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes. Our Vessel has been sold and the Manager will not receive a management fee or technical advisor fee for our Vessel.

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

D.   Property, Plants and Equipment

Other than our Vessel described above, we do not have any property. A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of our Vessel and delivery to the buyer occurred on April 8, 2010.

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

Operating results

Year ended December 31, 2010 compared with the year ended December 31, 2009

Operating Revenues

(in thousands of $)	2010	2009	% Change
Charter revenue	2,588	2,863	(9.6)%

Charter revenue is recognized over the expected length of the charter and accounted for as a four year operating lease. On April 1, 2010, Front Voyager Inc. terminated the charter and paid a termination fee of $4.9 million, which was $1.8 million in excess of the expected termination fee. This amount of $1.8 million was recorded in the year ended December 31, 2010 in addition to the rentals of $0.8 million for the period to April 1, 2010.

Operating expenses

(in thousands of $)	2010	2009	% Change
Administrative expenses	108	136	(20.6)%
Depreciation	87	241	(63.9)%

Administrative expenses have decreased in the year ended December 31, 2010 primarily due to a reduction in management fees following the sale of the Vessel and a reduction in audit fees.. Depreciation expense has decreased in the year ended December 31, 2010 due to the sale of the Vessel on April 8, 2010.

Other income (expenses)

(in thousands of $)	2010	2009	% Change
Interest income	6	35	(82.9)%
Interest expense	(261)	(937)	(72.1)%
Other financial items	(3,011)	-	-
Amortization of deferred charges	(19)	(4)	375.0%

Interest income has decreased in the year ended December 31, 2010 primarily due to a reduction in interest rates

Interest expense has fallen in line with the amount outstanding under the Term Loans and due to the fact the Term Loans were repaid in full on April 13, 2010.

Other financial items in the year ended December 31, 2010 comprise a make whole premium of $2.1 million paid on the early redemption of the Term Loans and fees of $0.9 million relating to the consent solicitation process relating to the sale of Front Voyager and its release from the collateral securing the Term Notes.

The Company amortizes the deferred charges over the life of the Term Loans using the straight line method. The increase in amortization of deferred charges in the year ended December 31, 2010 is attributable to the write off of the remaining deferred charges on the repayment of the Term Loans.

Year ended December 31, 2009 compared with the year ended December 31, 2008

Operating Revenues

(in thousands of $)	2009	2008	% Change
Charter revenue	2,863	2,894	(1)%

Charterhire revenue is recognized over the expected length of the charter and accounted for as a four year operating lease. On April 1, 2009, Front Voyager Inc. exercised its option to extend the Charter for an additional year to 1 April 2010.

Operating expenses

(in thousands of $)	2009	2008	% Change
Administrative expenses	136	115	18.3%
Depreciation	241	59	308.5%

Administrative expenses have increased in the year ended December 31, 2009 primarily due to an increase in audit fees and legal costs. On July 1, 2009, the Company effected a change in the estimated scrap rate for its vessel from $378 per lightweight ton to $281 per lightweight ton. The resulting change in salvage value was applied prospectively and increased depreciation by $0.2 million for the year ended December 31, 2009.

Other income (expenses)

(in thousands of $)	2009	2008	% Change
Interest income	35	238	(85)%
Interest expense	937	965	(3)%
Amortization of deferred charges	4	8	(50)%

Interest income has decreased in the year ended December 31, 2009 primarily due to a reduction in interest rates

Interest expense has fallen in line with the amount outstanding under the Term Loans.

The Company amortizes the deferred charges over the life of the Term Loans using the straight line method.

Liquidity and Capital Resources

On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010 in accordance with the bareboat charter. The Vessel was delivered to us on April 1, 2010.  A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of our Vessel for net sale proceeds of $8.3 million. The full amount outstanding on the Term Loan of $10.154 million was repaid in full on April 13, 2010, and a make whole premium of $2.1 million was also paid at that time for early redemption of the debt.

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

As at December 31, 2010, we had no contractual obligations and commitments.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18. "Financial Statements" of this Annual Report. The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Recent accounting pronouncements

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

Trend Information

Not applicable.

Research and development, patents and licenses, etc.

Not applicable

Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements."  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	48	Director and President
Kate Blankenship	46	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director and Chairman of ITCL, Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001.  Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005.

Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007 and Golar LNG Energy Limited since June 2009. She is a member of the Institute of Chartered Accountants in England and Wales.

B.     Compensation

During the year ended December 31, 2010, we paid no compensation to our directors and officers.

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

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

As of June 24, 2011, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

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

Under the Management Agreement, Frontline is entitled to a management fee and a technical advisor's fee. Under the terms of the Management Agreement, the management fee consists of an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four vessels. The technical advisor's fee consists of an annual fee of $10,000 for each vessel, payable semi-annually in arrears. Both the management fee and the technical advisors fee which we jointly refer to as the "Management Fee", is payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes. Our Vessel was sold and the Manager will not receive a management fee or technical advisor fee for our Vessel.

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

Management fee expenses and management fees payable for the years ended and as of December 31, 2010, 2009 and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Management fee expenses	16	45	43
Management fee payable	2	21	21

C.    Interests of experts and counsel

Not applicable.

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

As at December 31, 2010, we had no contractual obligations and commitments.

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

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND    USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

(a)    Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2010, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2010.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

(c)  Attestation report of the registered public accounting firm

Not applicable.

(d) Changes in internal controls over financial reporting

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

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2010 and 2009 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2010	2009

Audit fees (a)	20	40
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	20	40

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

Item 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.    CORPORATE GOVERNANCE

Not applicable.

 PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18.    FINANCIAL STATEMENTS

The following financial statements and notes, together with the report of PricewaterhouseCoopers AS, are filed as part of this annual report.

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
4.6*
Amendment No. 2 to Management and Remarketing Agreement between CalPetro Tankers (Bahamas III) Limited and Frontline dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.7*
Amendment No. 2 to the Collateral Trust Agreement among CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, CalPetro Tankers (Bahamas III) Limited, CalPetro Tankers (IOM) Limited, The Bank of New York Mellon Trust Company, N.A., as indenture trustee, The Bank of New York Trust Company, N.A., as collateral trustee and California Petroleum Transport Corporation, dated as of April 1, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.8*
Termination of Assignment of Charter between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.9*
Termination of Statutory Mortgage between CalPetro Tankers (Bahamas III) Limited and The Bank of New York Mellon Trust Company, N.A., dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.10*
Termination of Deed of Covenants between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.11*
Termination of Term Loan Agreement between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.12*
Termination of Debenture between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.13*
Termination of Assignment of Earnings and Insurances between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

4.14*
Termination of Assignment of Purchase Agreement between CalPetro Tankers (Bahamas III) Limited and California Petroleum Transport Corporation dated as of April 8, 2010 filed April 29, 2010 on Form 20-F, Registration No. 33-79220.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas III) Limited.
(Registrant)

Date: June 24, 2011	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CalPetro Tankers (Bahamas III) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas III) Limited (the "Company") as of December 31, 2010 and December 31, 2009, the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas III) Limited as of December 31, 2010 and December 31, 2009 and the results of its operations and retained earnings and cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
June 24, 2011

Calpetro Tankers (Bahamas III) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2010, 2009, and 2008
(in thousands of $)

	2010	2009	2008
Operating revenues
Charter revenue	2,588	2,863	2,894
Total operating revenues	2,588	2,863	2,894
Gain on sale of asset	60	-	-

Administrative expenses	(108)	(136)	(115)
Depreciation	(87)	(241)	(59)
Total operating expenses	(195)	(377)	(174)
Net operating income	2,453	2,486	2,720
Other income (expenses)
Interest income	6	35	238
Interest expense	(261)	(937)	(965)
Other financial items	(3,011)	-	-
Amortization of deferred charges	(19)	(4)	(8)
Total other expenses	(3,285)	(906)	(735)
Net (loss) income	(832)	1,580	1,985
Retained earnings at the start of the year	8,526	6,946	4,961
Retained earnings at the end of the year	7,694	8,526	6,946

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Balance Sheets as of December 31, 2010 and 2009
(in thousands of $)

	2010	2009
ASSETS
Current Assets:
Restricted cash and investments	7,727	9,311
Other current assets	-	2,325
Total current assets	7,727	11,636
Vessel	-	8,049
Deferred charges	-	19
Total assets	7,727	19,704

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	-	730
Accrued interest	-	232
Other current liabilities	33	62
Total current liabilities	33	1,024
Long-term debt	-	10,154
Total liabilities	33	11,178
Equity:
Unclassified stock: 100 shares of $1 par value	-	-
Retained earnings	7,694	8,526
Total equity	7,694	8,526
Total liabilities and equity	7,727	19,704

The accompanying notes are an integral part of these financial statements.

Calpetro Tankers (Bahamas III) Limited
Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)

	2010	2009	2008

Net (loss) income	(832)	1,580	1,985
Adjustments to reconcile net (loss) income with net cash provided by operating activities:
Depreciation	87	241	59
Amortization of deferred charges	19	4	8
Gain on sale of asset	(60)	-	-
Other, net	(538)	-	-
Changes in operating assets and liabilities:
Interest receivable	-	15	18
Other current assets	2,325	(1,041)	(1,283)
Accrued interest	(232)	(10)	-
Other current liabilities	(29)	3	(5)
Deferred charter revenue	-	-	(63)
Net cash provided by operating activities	740	792	719

Investing activities
Proceeds from sale of asset	8,560	-	-
Change in restricted cash and investments	1,584	(348)	(719)
Net cash provided by (used in) investing activities	10,144	(348)	(719)

Financing activities
Repayment of debt	(10,884)	(444)	-
Net cash used in financing activities	(10,884)	(444)	-

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	464	946	965

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements

1.   DESCRIPTION OF BUSINESS

CalPetro Tankers (Bahamas III) Limited (the "Company") was incorporated in The Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II) Limited. In addition CalPetro Tankers (IOM) Limited, was incorporated in the Isle of Man. These entities (the "Owners") were organized as special purpose companies for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation ("Chevron") which were concurrently chartered on long-term charter agreements back to Chevron. On April 21, 2005, pursuant to the bareboat charter dated April 5, 1995 between the Company and Chevron, the Company received irrevocable notice from Chevron regarding the termination of the bareboat charter of its Vessel Front Voyager, on April 1, 2006. Under the terms of the bareboat charter between Chevron and the Company, Chevron paid a termination fee of $5,050,000. As manager to the Company, Frontline Ltd ("Frontline") was obligated to find an acceptable replacement charter as defined by the indenture governing the issue of the Notes that were issued on behalf of the Company and three affiliated companies. Pursuant to a bareboat charter agreement between the Company and Front Voyager Inc, a wholly owned subsidiary of Frontline, Front Voyager Inc (the "Charterer") agreed to charter the Front Voyager as of April 1, 2006 for an initial two-year period (the "Initial Period") with a further seven annual optional periods. The charterhire payable for the Initial Period was $5,050,000. This was prepaid in full on March 31, 2006. On March 25, 2009, the Charterer exercised its option to extend the charter for the second one year optional period beginning April 1, 2009 at a cost of $1.8 million.  On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010, of which $2.6 million was recognized in the income statement in 2010 in accordance with the bareboat charter. A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of our vessel for net sale proceeds of $8.3 million and delivery to the buyer occurred on April 8, 2010. The Company is not currently engaged in leasing a vessel.

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

Gain on sale of asset
A gain on the sale of asset was recognized when the Vessel was delivered and all risks were transferred and is determined by comparing the net sale proceeds received with the carrying value of the Vessel.

Vessel residual values
On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for its vessel. The scrap rate was amended from $378 per lightweight ton to $281per lightweight ton. The resulting change in salvage values has been applied prospectively and increased depreciation by $0.2 million for the year ended December 31, 2009. This change also resulted in a decrease in net income of approximately $0.2 million in 2009.

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

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

4.   OTHER FINANCIAL ITEMS

Other financial items in 2010 consist of a make whole premium of $2.1 million for the early redemption of debt and fees of $0.9 million relating to the consent solicitation process relating to the sale of Front Voyager and its release from the collateral securing the Notes and the redemption and cancellation of the portion of the outstanding principal amount of the Notes allocated to the Front Voyager.

5.   SEGMENT INFORMATION

The Company has only one reportable segment.

6.   RESTRICTED CASH AND INVESTMENTS

The restricted cash and investment accounts were established and are maintained by The Bank of New York Mellon (formerly the Chase Manhattan Trust Company of California and JPMorgan Chase) as the collateral trustee who maintains the accounts as collateral agent for the equal and ratable benefit of the holders of the Term Notes. Charterhire payments are deposited into a revenue account and these funds can only be used to fund the principal and interest due on the Term Notes and any operating costs in relation to operating the Owners.

7.   OTHER CURRENT ASSETS

(in thousands of $)	2010	2009
Charter revenue accrued	-	2,324
Interest receivable	-	1
	-	2,325

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

8.   VESSEL

(in thousands of $)	2010	2009
Reinstatement of vessel	8,452	8,452
Accumulated depreciation	(490)	(403)
Disposal	(7,962)	-
Net book value at end of year	-	8,049

Depreciation expense was $0.08 million, $0.2 million and $0.06 million for the years ended December 31, 2010, 2009 and 2008, respectively. On March 15, 2010, Front Voyager was sold for net sale proceeds of $8.3 million and delivery took place in April 2010.

Additionally, fees of $0.9 million relating to the consent solicitation process relating to the sale of Front Voyager and its release from the collateral securing the CPTC 8.52% First Preferred Mortgage Term Notes, and the redemption and cancellation of the portion of the outstanding principal amount of the Notes allocated to the Front Voyager were incurred in April 2010.

9.   DEFERRED CHARGES

(in thousands of $)	2010	2009
Debt arrangement fees	384	384
Accumulated amortization	(384)	(365)
	-	19

10.   DEBT

(in thousands of $)	2010	2009
8.52% Term Loan due 2015	-	10,884
Less current portion	-	(730)
	-	10,154

On April 1, 2010 the Company paid the annual debt installment of $730,000. On April 13, 2010 the Company redeemed the remaining principal amount of the CPTC 8.52% First Preferred Mortgage Term Notes in connection with the sale of Front Voyager.

In addition, a make whole premium of $2.1 million for the early redemption of debt was also paid in April 2010. Fees of $0.9 million relating to the consent solicitation process relating to the sale of Front Voyager and its release from the collateral securing the Notes, and the redemption and cancellation of the portion of the outstanding principal amount of the Notes allocated to the Front Voyager were incurred in April 2010.

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

11.   SHARE CAPITAL

Authorized share capital:
	2010	2009
1,000 shares of $1 par value	1,000	1,000

Issued and outstanding share capital:
	2010	2009
100 common shares of $1 par value	100	100

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

12.   FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2010 and 2009 are as follows:

(in thousands of $)	2010 Fair value	2010 Carrying value	2009 Fair value	2009 Carrying value
Financial assets:
Restricted cash and investments	7,727	7,727	9,311	9,311
Financial liabilities:
Term Loans	-	-	11,037	10,884

The financial assets and liabilities are measured at fair value on a recurring basis as follows:

(in thousands of $)	2010 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	7,727	7,727	-	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Restricted cash and investments - the carrying value is a reasonable estimate of fair value.

Concentrations of risk
There is a concentration of credit risk with respect to Restricted Cash to the extent that all of the amounts are invested with The Bank of New York Mellon.

13.   RELATED PARTY TRANSACTIONS

Charterhire revenue
The Company entered into a two year bareboat charter agreement with Front Voyager Inc. on April 1, 2006. On January 5, 2010 Front Voyager Inc. gave irrevocable notice of termination of the bareboat charter for the single hull vessel Front Voyager, which took effect on April 1, 2010. Front Voyager Inc paid a termination fee of $4.9 million in accordance with the charter. The following table outlines the revenue and payments related to the charter agreement during the year:

(in thousands of $)	2010	2009
Accrued income – January 1	2,324	1,283
Charterhire paid during the year	(4,912)	(1,822)
Charterhire revenue recognized in year	2,588	2,863
Accrued income – December 31	-	2,324

Under the Management Agreement, Frontline is entitled to a management fee and a technical advisor's fee. Under the terms of the Management Agreement, the management fee consists of an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four Vessels. The technical advisor's fee consists of an annual fee of $10,000 for each Vessel, payable semi-annually in arrears. Both the management fee and the technical advisors fee are payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes. The Manager will not receive a management fee or technical advisor fee for our Vessel for any period after our Vessel was sold.

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements (continued)

13.   RELATED PARTY TRANSACTIONS (continued)

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

Management fee expenses and management fee payable for the years ended and as of December 31, 2010, 2009, and 2008 are as follows:

(in thousands of $)	2010	2009	2008
Management fee expenses	16	45	43
Management fee payable	2	11	21