Form 20-F
period 2011-12-31
CALPETRO TANKERS (BAHAMAS III) LTD
filed 2012-03-16
CIK 923656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

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

Yes ☐	No☒

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No☒

INDEX TO REPORT ON FORM 20-F

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

A.   Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2011, 2010 and 2009, and the selected balance sheet data with respect to the fiscal years ended December 31, 2011 and 2010, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2008 and 2007, and the selected balance sheet data with respect to the fiscal years ended December 31, 2009, 2008 and 2007, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2011	2010	2009	2008	2007
(in thousands of $, except number of shares)

Statement of operations data:
Total operating revenues	-	2,588	2,863	2,894	3,093
Net (loss) income	(155)	(832)	1,580	1,985	2,385

Per share data:
Dividends per share	67	-	-	-	-

Balance sheet data:
Total assets	941	7,727	19,704	18,575	16,658
Current portion of long-term debt	-	-	730	444	-
Long-term debt	-	-	10,154	10,884	11,328
Equity	839	7,694	8,526	6,946	4,961
Number of shares	100	100	100	100	100

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

The following summarizes the risks that may materially affect our business, financial condition or results of operations.

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

We along with CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, and CalPetro Tankers (IOM) Limited are wholly-owned by California Tankers Investments Limited, a company organized under the laws of The Bahamas, which is in turn a wholly-owned subsidiary of CalPetro Holdings Limited, an Isle of Man company. CalPetro Holdings Limited is a wholly-owned subsidiary of Independent Tankers Corporation, or ITC, a Cayman Islands company. ITC is itself wholly-owned by Independent Tankers Corporation Limited, or ITCL. ITCL was established in February 2008 and is 82.47% owned by Frontline Ltd., or Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

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

Operating results

Year ended December 31, 2011 compared with the year ended December 31, 2010

Operating Revenues

(in thousands of $)	2011	2010	% Change
Charter revenue	-	2,588	-

On April 1, 2010, Front Voyager Inc. terminated the charter and no revenue was generated after this date. The Vessel was sold in April 2010.

Operating expenses

(in thousands of $)	2011	2010	% Change
Administrative expenses	158	108	46%
Depreciation	-	87	-

Administrative expenses have increased in the year ended December 31, 2011 primarily due to a charge of $13,500 in respect of the Designated Representatives Fee under accrued in previous years and an increase in legal fees.

Other income (expenses)

(in thousands of $)	2011	2010	% Change
Interest income	3	6	(50)%
Interest expense	-	(261)	-
Other financial items	-	(3,011)	-
Amortization of deferred charges	-	(19)	-

Interest income has decreased in the year ended December 31, 2011 primarily due to a reduction in interest rates.

Interest expense has decreased in the year ended December 31, 2011 due to the fact the Term Loans were repaid in full on April 13, 2010.

Other financial items in the year ended December 31, 2010 comprise a make whole premium of $2.1 million paid on the early redemption of the Term Loans and fees of $0.9 million relating to the consent solicitation process relating to the sale of Front Voyager and its release from the collateral securing the Term Notes.

The Company amortizes the deferred charges over the life of the Term Loans using the straight line method. The decrease in amortization of deferred charges in the year ended December 31, 2011 is attributable to the write off of the remaining deferred charges on the repayment of the Term Loans in 2010.

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

Administrative expenses have decreased in the year ended December 31, 2010 primarily due to a reduction in management fees following the sale of the Vessel and a reduction in audit fees. Depreciation expense has decreased in the year ended December 31, 2010 due to the sale of the Vessel on April 8, 2010.

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

On October 3, 2011, pursuant to the Collateral Trust Agreement, excess funds held by the Trustee in the amount of $6.7 million allocable to the Company became available for release from the relevant trust account as a result of sufficient funds remaining on deposit at the Trustee for the payment in full of principal and interest on the Term Notes as they become due and were released to the Company on the same date.

The Company paid a dividend of $6.7 million on December 15, 2011.

Off-balance Sheet Arrangements

None.

Tabular disclosure of contractual obligations

As at December 31, 2011, we had no contractual obligations and commitments.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18. "Financial Statements" of this Annual Report. The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	49	Director and President
Kate Blankenship	47	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Golar LNG Partners LP and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001.  Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003.  Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007 and Golar LNG Partners LP since 2007. She is a member of the Institute of Chartered Accountants in England and Wales.

B.     Compensation

During the year ended December 31, 2011, we paid no compensation to our directors and officers.

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

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

As of March 15, 2012, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

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

Under the management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee. The Management Fee consists of a fee of $13,625 initially per annum for the Vessel, together with an additional annual fee of $3,000 covering all four Vessels, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

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

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fees payable for the years ended and as of December 31, 2011, 2010 and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Management fee expenses	21	16	45
Management fee payable	19	2	11

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

Dividend Policy

On October 3, 2011, pursuant to the Collateral Trust Agreement, excess funds held by the Trustee in the amount of $6.7 million allocable to the Company became available for release from the relevant trust account as a result of sufficient funds remaining on deposit at the Trustee for the payment in full of principal and interest on the Term Notes as they become due and were released to the Company on the same date. The Company paid a dividend of $6.7 million on December 15, 2011.

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

As at December 31, 2011, we had no contractual obligations and commitments.

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

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

(a)    Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2011, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2011.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

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

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2011 and 2010 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2011	2010

Audit fees (a)	21	20
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	21	20

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

Item 16H.  MINE SAFETY DISCLOSURES

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

101
The following materials from CalPetro Tankers (Bahamas III) Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Statements of Operations and Retained Earnings for the years ended December 31, 2011, 2010 and 2009; (ii) Balance Sheets as of December 31, 2011 and 2010; (iii) Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (iv) Notes to Financial Statements.

* Incorporated by reference to the filing indicated.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas III) Limited.
(Registrant)

Date: March 15, 2012	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CalPetro Tankers (Bahamas III) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas III) Limited (the "Company") as of December 31, 2011 and December 31, 2010 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas III) Limited as of December 31, 2011 and December 31, 2010, the results of its operations and cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 15, 2012

Calpetro Tankers (Bahamas III) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2011, 2010, and 2009
(in thousands of $)

	2011	2010	2009
Operating revenues
Charter revenue	-	2,588	2,863
Total operating revenues	-	2,588	2,863
Gain on sale of asset	-	60	-

Administrative expenses	(158)	(108)	(136)
Depreciation	-	(87)	(241)
Total operating expenses	(158)	(195)	(377)
Net operating (loss) income	(158)	2,453	2,486
Other income (expenses)
Interest income	3	6	35
Interest expense	-	(261)	(937)
Other financial items	-	(3,011)	-
Amortization of deferred charges	-	(19)	(4)
Total other income (expenses)	3	(3,285)	(906)
Net (loss) income	(155)	(832)	1,580
Retained earnings at the start of the year	7,694	8,526	6,946
Dividend	(6,700)	-	-
Retained earnings at the end of the year	839	7,694	8,526

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Balance Sheets as of December 31, 2011 and 2010
(in thousands of $)

	2011	2010
ASSETS
Current Assets:
Restricted cash and investments	941	7,727
Total assets	941	7,727

LIABILITIES AND EQUITY
Current liabilities:
Other current liabilities	102	33
Total liabilities	102	33

Equity:
Unclassified stock: 100 shares of $1 par value	-	-
Retained earnings	839	7,694
Total equity	839	7,694
Total liabilities and equity	941	7,727

The accompanying notes are an integral part of these financial statements.

Calpetro Tankers (Bahamas III) Limited
Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009

Net (loss) income	(155)	(832)	1,580
Adjustments to reconcile net (loss) income with net cash (used in) provided by operating activities:
Depreciation	-	87	241
Amortization of deferred charges	-	19	4
Gain on sale of asset	-	(60)	-
Other, net	-	(538)	-
Changes in operating assets and liabilities:
Interest receivable	-	-	15
Other current assets	-	2,325	(1,041)
Accrued interest	-	(232)	(10)
Other current liabilities	69	(29)	3
Net cash (used in) provided by operating activities	(86)	740	792

Investing activities
Proceeds from sale of asset	-	8,560	-
Change in restricted cash and investments	6,786	1,584	(348)
Net cash provided by (used in) investing activities	6,786	10,144	(348)

Financing activities
Repayment of debt	-	(10,884)	(444)
Dividend paid	(6,700)	-	-
Net cash used in financing activities	(6,700)	(10,884)	(444)

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	-	464	946

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

California Petroleum Transport Corporation ("California Petroleum" or "CPTC"), a Delaware corporation, acting as agent on behalf of the Owners, issued as full recourse obligations $167,500,000 Serial First Preferred Mortgage Notes (the "Serial Notes") and $117,900,000 8.52% First Preferred Mortgage Notes due 2015 (the "Term Notes") (together the "Notes"). The proceeds from the sale of the Notes were applied by way of long-term loans, being Serial Loans in respect of the Serial First Preferred Mortgage Notes and Term Loans in respect of the First Preferred Mortgage Notes due 2015, to the Owners to fund the acquisition of their Vessels from Chevron. The Company was allocated $27,640,000 of the Serial Loans and $12,744,000 of the Term Loans and acquired its Vessel, the Front Voyager. The Serial Notes and the Term Notes were fully repaid April 1, 2006 and April 13, 2010, respectively. The Company engaged in no business other than the ownership and chartering of our Vessel and activities resulting from or incidental to such ownership and chartering.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accrual basis. Revenue was substantially generated from bareboat charter hires and was recorded over the term of the charter as service was provided. Interest payable on the Term Notes is accrued on a daily basis.

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

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

4.   SEGMENT INFORMATION

The Company has only one reportable segment.

5.   RESTRICTED CASH AND INVESTMENTS

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

6.   VESSEL

(in thousands of $)	2011	2010
Reinstatement of vessel	-	8,452
Accumulated depreciation	-	(490)
Disposal	-	(7,962)
Net book value at end of year	-	-

Depreciation expense was nil, $0.08 million and $0.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. On March 15, 2010, Front Voyager was sold for net proceeds of $8.3 million and delivery took place in April 2010.

7.   DEBT

On April 1, 2010 the Company paid the annual debt installment of $0.7 million. On April 13, 2010 the Company redeemed the remaining principal amount of the CPTC 8.52% First Preferred Mortgage Term Notes in connection with the sale of Front Voyager.

In addition, a make whole premium of $2.1 million for the early redemption of debt was also paid in April 2010. Fees of $0.9 million relating to the consent solicitation process relating to the sale of Front Voyager and its release from the collateral securing the Notes, and the redemption and cancellation of the portion of the outstanding principal amount of the Notes allocated to the Front Voyager were incurred in April 2010. These fees were recorded in Other financial items.

8.   SHARE CAPITAL

Authorized share capital:

	2011	2010
1,000 shares of $1 par value	1,000	1,000

Issued and outstanding share capital:
	2011	2010
100 common shares of $1 par value	100	100

9.   FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2011 and 2010 are as follows:

(in thousands of $)	2011 Fair value	2011 Carrying value	2010 Fair value	2010 Carrying value
Financial assets:
Restricted cash and investments	941	941	7,727	7,727

The estimated fair values of financial assets are as follows:

(in thousands of $)	2011 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	941	941	-	-

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

(in thousands of $)	2011	2010	2009
Accrued income – January 1	-	2,324	1,283
Charter hire paid during the year	-	(4,912)	(1,822)
Charter hire revenue recognized in year	-	2,588	2,863
Accrued income – December 31	-	-	2,324

Management Fee
Pursuant to a management agreement, Frontline is the Company's Manager and Technical Advisor. Under the management agreement, Frontline is entitled to a Management Fee and a Technical Advisor's Fee.

Under the terms of the management agreement, the Management Fee consists of a fee of $13,625 initially per annum for the Vessel, together with an additional annual fee of $3,000 covering all four Vessels, payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes.

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

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited (the "Designated Representative") was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative (the "Designated Representative Fee") during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fee payable for the years ended and as of December 31, 2011, 2010, and 2009 are as follows:

(in thousands of $)	2011	2010	2009
Management fee expenses	21	16	45
Management fee payable	19	2	11

11.   COLLATERAL ARRANGEMENT

The Company is jointly and severally liable with the other Owners for all the Owners obligations and liabilities in relation to the Term Loans but only to the extent of the proceeds received by California Petroleum Transport Corporation from California Petroleum Transport Corporation's right, title and interest in and to the collateral.

On October 3, 2011, pursuant to the Collateral Trust Agreement, excess funds held by the Trustee in the amount of $6.7 million allocable to the Company became available for release from the relevant trust account as a result of sufficient funds remaining on deposit at the Trustee for the payment in full of principal and interest on the Term Notes as they become due and were released to the Company on the same date.

12.   DIVIDEND

The Company paid a dividend of $6.7 million on December 15, 2011.