Form 20-F
period 2012-12-31
CALPETRO TANKERS (BAHAMAS III) LTD
filed 2013-04-23
CIK 923656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ..................................................

For the transition period from _______________ to _______________

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

A.   Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2012, 2011 and 2010, and the selected balance sheet data with respect to the fiscal years ended December 31, 2012 and 2011, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2009 and 2008, and the selected balance sheet data with respect to the fiscal years ended December 31, 2010, 2009 and 2008, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2012	2011	2010	2009	2008
(in thousands of $, except number of shares)
Statement of operations data:
Total operating revenues	—	—	2,588	2,863	2,894
Net (loss) income	(24)	(155)	(832)	1,580	1,985
Per share data:
Dividends per share	—	67	—	—	—
Balance sheet data:
Total assets	836	941	7,727	19,704	18,575
Current portion of long-term debt	—	—	—	730	444
Long-term debt	—	—	—	10,154	10,884
Total equity	815	839	7,694	8,526	6,946
Number of shares	100	100	100	100	100

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

Item 4.    INFORMATION ON THE COMPANY

A.   History and Development of the Company

CalPetro Tankers (Bahamas III) Limited was incorporated in The Bahamas on May 13, 1994 together with two other companies: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II). In addition CalPetro Tankers (IOM) Limited was incorporated in the Isle of Man. Together these companies are referred to as the Owners. Each of the Owners was organized as a special purpose company for the purpose of acquiring one of four oil tankers from Chevron, or the Vessels, which were concurrently chartered on long-term charter agreements back to Chevron.

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

Management

On March 31, 1999, Frontline became our manager and technical advisor, or Manager, pursuant to an assignment of our management agreement, or the Management Agreement. Under the Management Agreement, Frontline provides administrative, ship management and advisory services to the Owners, including the Company, as Manager. Pursuant to the Management Agreement, the Manager receives an annual fee of $13,625 for each Vessel, along with an additional annual fee of $3,000 covering all four Vessels. The technical advisor's fee consists of an annual fee of $10,000 for each Vessel, payable semi-annually in arrears. Both the management fee and the technical advisor's fee, which together we refer to as the Management Fee, is payable semi-annually in arrears for the period until the third anniversary of the closing of the issue of the Notes, then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes. Our Vessel has been sold and the Manager will not receive a management fee or technical advisor fee for our Vessel.

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

Operating results

Year ended December 31, 2012 compared with the year ended December 31, 2011

Operating expenses

(in thousands of $)	2012	2011	Change
Administrative expenses	25	158	(84)%

The decrease in administrative expenses in the year ended December 31, 2012 is primarily due an additional charge of $13,500 in the previous year in respect of the Designated Representative Fee (being the fee paid to CalPetro Holdings Limited, or the Designated Representative, for certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission), which was under accrued in previous years, professional fees of $82,000 in 2011 associated with the disbursement of excess funds held by the Trustee and a decrease in audit fees of $9,000.

Other income (expenses)

(in thousands of $)	2012	2011	Change
Interest income	1	3	(66)%

Interest income has decreased in the year ended December 31, 2012 primarily due to a decrease in the average cash balance available for investment.

Year ended December 31, 2011 compared with the year ended December 31, 2010

Operating Revenues

(in thousands of $)	2011	2010	Change
Charter revenue	—	2,588	—

On April 1, 2010, Front Voyager Inc. terminated the charter and no revenue was generated after this date. The Vessel was sold in April 2010.

Operating expenses

(in thousands of $)	2011	2010	Change
Administrative expenses	158	108	46%
Depreciation	—	87	—

Administrative expenses have increased in the year ended December 31, 2011 primarily due to a charge of $13,500 in respect of the Designated Representatives Fee under accrued in previous years and an increase in legal fees.

Other income (expenses)

(in thousands of $)	2011	2010	Change
Interest income	3	6	(50)%
Interest expense	—	(261)	—
Other financial items	—	(3,011)	—
Amortization of deferred charges	—	(19)	—

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

As at December 31, 2012, we had no contractual obligations and commitments.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18. "Financial Statements" of this Annual Report. The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Recent accounting pronouncements

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's financial statements and the new disclosure requirements are in Note 9 "Financial Instruments".

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	50	Director and President
Kate Blankenship	48	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Golar LNG Partners LP, Frontline 2012 Ltd and as an alternate director of Frontline Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, ITCL since February 2008, Frontline 2012 Ltd since December 2011 and Seadrill Partners LLC since June 2012. She is a member of the Institute of Chartered Accountants in England and Wales.

B.     Compensation

During the year ended December 31, 2012, we paid no compensation to our directors and officers.

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

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

As of the date of this annual report, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

Class of Shares	Name and address of Beneficial Owner	Number of Shares	Percent of Class
Unclassified common shares	California Tankers Investment Limited (1)	100	100%

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

The Technical Advisor's Fee was initially $10,000 per annum for each Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee will increase by four per cent. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessels. The Manager will not receive a management fee or technical advisor fee for any period after the sale of our Vessel on April 8, 2010.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited, or the Designated Representative, was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative, or the Designated Representative Fee, during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee is split equally between the Owners. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fees payable in respect of the Designated Representative Fee for the years ended and as of December 31, 2012, 2011 and 2010 are as follows:

(in thousands of $)	2012	2011	2010
Management fee expenses	8	21	16
Management fee payable	2	19	2

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

C.    Material Contracts

The Company as no material contracts apart from those pertaining to its normal business.

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

As at December 31, 2012, we had no contractual obligations and commitments.

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

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

(a)    Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2012, the end of the period covered by this annual report. Based upon that evaluation, management with the participation of the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2012.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2012. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

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

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2012 and 2011 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2012	2011
Audit fees (a)	12	21
Audit related fees (b)	—	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total	12	21

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

The Company's board of directors has assigned responsibility for the engagement of the auditors to the Manager.

Item 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to Item 16A above.

Item 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.    CORPORATE GOVERNANCE

Not applicable.

Item 16H.  MINE SAFETY DISCLOSURES

Not applicable.

PART III

Item 17.    FINANCIAL STATEMENTS

Not applicable.

Item 18.    FINANCIAL STATEMENTS

The following financial statements and notes are filed as part of this annual report.

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

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101. **	INS XBRL Instance Document
101. **	SCH XBRL Taxonomy Extension Schema
101. **	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101. **	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101. **	LAB XBRL Taxonomy Extension Schema Label Linkbase
101. **	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

*     Incorporated by reference to the filing indicated.
**     Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas III) Limited.
(Registrant)

Date: April 23, 2013	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CalPetro Tankers (Bahamas III) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas III) Limited (the "Company") as of December 31, 2012 and December 31, 2011 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas III) Limited as of December 31, 2012 and December 31, 2011, the results of its operations and cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 23, 2013

Calpetro Tankers (Bahamas III) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2012, 2011, and 2010
(in thousands of $)

	2012	2011	2010
Operating revenues
Charter revenue	—	—	2,588
Total operating revenues	—	—	2,588
Gain on sale of asset	—	—	60
Administrative expenses	(25)	(158)	(108)
Depreciation	—	—	(87)
Total operating expenses	(25)	(158)	(195)
Net operating (loss) income	(25)	(158)	2,453
Other income (expenses)
Interest income	1	3	6
Interest expense	—	—	(261)
Other financial items	—	—	(3,011)
Amortization of deferred charges	—	—	(19)
Total other income (expenses)	1	3	(3,285)
Net loss	(24)	(155)	(832)
Retained earnings at the start of the year	839	7,694	8,526
Dividend	—	(6,700)	—
Retained earnings at the end of the year	815	839	7,694

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Balance Sheets as of December 31, 2012 and 2011
(in thousands of $)

	2012	2011
ASSETS
Current Assets:
Restricted cash and investments	836	941
Total assets	836	941

LIABILITIES AND EQUITY
Current liabilities:
Other current liabilities	21	102
Total liabilities	21	102
Equity:
Unclassified stock: 100 shares of $1 par value	—	—
Retained earnings	815	839
Total equity	815	839
Total liabilities and equity	836	941

The accompanying notes are an integral part of these financial statements.

Calpetro Tankers (Bahamas III) Limited
Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Net loss	(24)	(155)	(832)
Adjustments to reconcile net loss with net cash (used in) provided by operating activities:
Depreciation	—	—	87
Amortization of deferred charges	—	—	19
Gain on sale of asset	—	—	(60)
Other, net	—	—	(538)
Changes in operating assets and liabilities:
Other current assets	—	—	2,325
Accrued interest	—	—	(232)
Other current liabilities	(81)	69	(29)
Net cash (used in) provided by operating activities	(105)	(86)	740
Investing activities
Proceeds from sale of asset	—	—	8,560
Change in restricted cash and investments	105	6,786	1,584
Net cash provided by investing activities	105	6,786	10,144
Financing activities
Repayment of debt	—	—	(10,884)
Dividend paid	—	(6,700)	—
Net cash used in financing activities	—	(6,700)	(10,884)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	—	—	—

Supplemental disclosure of cash flow information:
Interest paid	—	—	464

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Notes to the Financial Statements

1.   DESCRIPTION OF BUSINESS

CalPetro Tankers (Bahamas III) Limited (the "Company") was incorporated in The Bahamas on May 13, 1994 with two other entities: CalPetro Tankers (Bahamas I) Limited and CalPetro Tankers (Bahamas II) Limited. In addition CalPetro Tankers (IOM) Limited, was incorporated in the Isle of Man. These entities (the "Owners") were organized as special purpose companies for the purpose of acquiring one of four oil tankers (each a "Vessel", together the "Vessels") from Chevron Transport Corporation ("Chevron") which were concurrently chartered on long-term charter agreements back to Chevron. On April 21, 2005, pursuant to the bareboat charter dated April 5, 1995 between the Company and Chevron, the Company received irrevocable notice from Chevron regarding the termination of the bareboat charter of its Vessel Front Voyager, on April 1, 2006. Under the terms of the bareboat charter between Chevron and the Company, Chevron paid a termination fee of $5.05 million. As manager to the Company, Frontline Ltd ("Frontline") was obligated to find an acceptable replacement charter as defined by the indenture governing the issue of the Notes that were issued on behalf of the Company and three affiliated companies. Pursuant to a bareboat charter agreement between the Company and Front Voyager Inc, a wholly owned subsidiary of Frontline, Front Voyager Inc (the "Charterer") agreed to charter the Front Voyager as of April 1, 2006 for an initial two year period (the "Initial Period") with a further seven annual optional periods. The charterhire payable for the Initial Period was $5.05 million. This was prepaid in full on March 31, 2006. On March 25, 2009, the Charterer exercised its option to extend the charter for the second one year optional period beginning April 1, 2009 at a cost of $1.8 million.  On January 5, 2010, the Charterer gave notice that it would terminate the charter and paid a termination fee of $4.9 million on April 1, 2010, of which $2.6 million was recognized in the income statement in 2010 in accordance with the bareboat charter. A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of our vessel for net sale proceeds of $8.3 million and delivery to the buyer occurred on April 8, 2010.

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

Financial Instruments
In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of fair value, and such fair value may never actually be realized.

Other comprehensive income
The Company has no other comprehensive income.

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's financial statements and the new disclosure requirements are in Note 9 "Financial Instruments".

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

6.   VESSEL

On March 15, 2010, Front Voyager was sold for net proceeds of $8.3 million and delivery took place in April 2010. Depreciation expense was nil, nil, and $0.08 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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

8.   SHARE CAPITAL

Authorized share capital:

	2012	2011
1,000 shares of $1 par value	1,000	1,000

Issued and outstanding share capital:

	2012	2011
100 common shares of $1 par value	100	100

9.   FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2012 and 2011 are as follows:

(in thousands of $)	2012 Fair value	2012 Carrying value	2011 Fair value	2011 Carrying value
Financial assets:
Restricted cash and investments	836	836	941	941

The estimated fair values of financial assets are as follows:

(in thousands of $)	2012 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	836	836	—	—

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

(in thousands of $)	2012	2011	2010
Accrued income – January 1	—	—	2,324
Charter hire paid during the year	—	—	(4,912)
Charter hire revenue recognized in year	—	—	2,588
Accrued income – December 31	—	—	—

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

The Technical Advisor's Fee was initially $10,000 per annum for each Vessel, payable semi-annually in arrears, during the initial first three year period as described above. On each subsequent anniversary of the closing of the issue of the Notes, the fee will increase by four percent. In addition, the Technical Advisor is entitled to be reimbursed for the fees, costs and expenses of conducting periodic inspections of the Vessels. The Manager will not receive a management fee or technical advisor fee for any period after the sale of our Vessel on April 8, 2010.

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited, or the Designated Representative, was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative, or the Designated Representative Fee, during the initial three year period described above was $15,000 per annum. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee is split equally between the Owners. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fee payable in respect of the Designated Representative Fee for the years ended and as of December 31, 2012, 2011, and 2010 are as follows:

(in thousands of $)	2012	2011	2010
Management fee expenses	8	21	16
Management fee payable	2	19	2

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