Form 20-F
period 2013-12-31
CALPETRO TANKERS (BAHAMAS III) LTD
filed 2014-04-10
CIK 923656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

A.   Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011, and the selected balance sheet data as of December 31, 2013 and 2012, have been derived from the Company's audited financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations and retained earnings data with respect to the fiscal years ended December 31, 2010 and 2009, and the selected balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Company's audited financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal Years ended December 31,
	2013	2012	2011	2010	2009
(in thousands of $, except number of shares)
Statement of operations data:
Total operating revenues	—	—	—	2,588	2,863
Net (loss) income	(47)	(24)	(155)	(832)	1,580
Per share data:
Dividends per share	—	—	67	—	—
Balance sheet data:
Total assets	782	836	941	7,727	19,704
Current portion of long-term debt	—	—	—	—	730
Long-term debt	—	—	—	—	10,154
Total equity	768	815	839	7,694	8,526
Number of shares	100	100	100	100	100

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

C.   Organizational Structure

As described above, and also in "Item 7. Major Shareholders and Related Party Transactions", we are a wholly-owned subsidiary of California Tankers Investments Limited, a company organized under the laws of The Bahamas, which is a wholly-owned subsidiary of CalPetro Holdings Limited. CalPetro Holdings Limited is a wholly-owned subsidiary of ITC. ITC is a wholly-owned subsidiary of ITCL and 82.47% of the common shares of ITCL are owned by Frontline.

D.   Property, Plants and Equipment

Other than our Vessel described above, we do not have any property. A Memorandum of Agreement, dated March 15, 2010, was signed regarding the sale of our Vessel and delivery to the buyer occurred on April 8, 2010.

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with "Item 3. Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

Operating results

Year ended December 31, 2013 compared with the year ended December 31, 2012

Operating expenses

(in thousands of $)	2013	2012	Change
Administrative expenses	47	25	88%

The increase in administrative expenses in the year ended December 31, 2013 is primarily due to the release of over accruals of $15,000 relating to legal fees and $5,000 relating to professional fees incurred in 2011 which were subsequently released in 2012. Audit fees increased by $3,000 in 2013.

Other income

(in thousands of $)	2013	2012	Change
Interest income	—	1	(100)%

Interest income has decreased in the year ended December 31, 2013 primarily due to a decrease in the average cash balance available for investment.

Year ended December 31, 2012 compared with the year ended December 31, 2011

Operating expenses

(in thousands of $)	2012	2011	Change
Administrative expenses	25	158	(84)%

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

Liquidity and Capital Resources

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

Off-balance Sheet Arrangements

None.

Tabular disclosure of contractual obligations

As at December 31, 2013, we had no contractual obligations and commitments.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in "Item 18. Financial Statements". The Company does not have any critical accounting policies.

Recent accounting pronouncements

ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013 and are not expected to have a material impact on the Company’s financial statements.

Trend Information

Not applicable.

Research and development, patents and licenses, etc.

Not applicable.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

Name	Age	Position
Tor Olav Trøim	51	Director and President
Kate Blankenship	49	Director and Secretary

Tor Olav Trøim has been a director of the Company since October 31, 2001. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim was a director of Seatankers Management in Cyprus from 1995 until June 2009. Mr. Trøim serves as a director and Chairman of ITCL, a director of Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Marine Harvest ASA, Golar LNG Limited, Golar LNG Partners LP and Frontline 2012 Ltd.

Kate Blankenship has been a director of the Company since October 31, 2001. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, ITCL since February 2008, Frontline 2012 Ltd since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

B.     Compensation

During the year ended December 31, 2013, we paid no compensation to our directors and officers.

C.     Board Practices

The directors have no fixed date of expiry of their term of office. The details of their service are shown above. The directors have no entitlement to any benefits on termination of their office.

We have neither an audit nor a remuneration committee.

D.     Employees

We do not have any employees involved in the management of the Vessel.

Frontline is our Manager as described below in "Item 7. Major Shareholders and Related Party Transactions."

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

B.    Related Party Transactions

As discussed in "Item 4. Information on the Company", our Vessel was chartered to Front Voyager Inc., a wholly owned subsidiary of Frontline, until April 1, 2010. Frontline is our Manager and ultimate parent company. This charter terminated on April 1, 2010.

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

Management fee expenses and management fees payable in respect of the Designated Representative Fee for the years ended and as of December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expenses	8	8	21
Management fee payable	2	2	19

C.    Interests of experts and counsel

Not applicable.

Item 8.    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" below.

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

None.

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

As at December 31, 2013, we had no contractual obligations and commitments.

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

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

(a)    Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2013, the end of the period covered by this annual report. Based upon that evaluation, management with the participation of the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2013.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 1992 in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2013. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

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

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2013 and 2012 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2013	2012
Audit fees (a)	15	12
Audit related fees (b)	—	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total	15	12

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

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	INS XBRL Instance Document
101.	SCH XBRL Taxonomy Extension Schema
101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101.	LAB XBRL Taxonomy Extension Schema Label Linkbase
101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

*     Incorporated by reference to the filing indicated.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CalPetro Tankers (Bahamas III) Limited.
(Registrant)

Date: April 10, 2014	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CalPetro Tankers (Bahamas III) Limited

We have audited the accompanying balance sheets of CalPetro Tankers (Bahamas III) Limited (the "Company") as of December 31, 2013 and December 31, 2012 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalPetro Tankers (Bahamas III) Limited as of December 31, 2013 and December 31, 2012, the results of its operations and cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 10, 2014

Calpetro Tankers (Bahamas III) Limited
Statements of Operations and Retained Earnings for the years ended December 31, 2013, 2012, and 2011
(in thousands of $)

	2013	2012	2011
Operating revenues	—	—	—
Administrative expenses	(47)	(25)	(158)
Total operating expenses	(47)	(25)	(158)
Net operating loss	(47)	(25)	(158)
Other income
Interest income	—	1	3
Total other income	—	1	3
Net loss	(47)	(24)	(155)
Retained earnings at the start of the year	815	839	7,694
Dividend	—	—	(6,700)
Retained earnings at the end of the year	768	815	839

The accompanying notes are an integral part of these financial statements.

CalPetro Tankers (Bahamas III) Limited
Balance Sheets as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current Assets:
Restricted cash and investments	781	836
Other current assets	1	—
Total assets	782	836

LIABILITIES AND EQUITY
Current liabilities:
Other current liabilities	14	21
Total liabilities	14	21
Equity:
Unclassified stock: 100 shares of $1 par value	—	—
Retained earnings	768	815
Total equity	768	815
Total liabilities and equity	782	836

The accompanying notes are an integral part of these financial statements.

Calpetro Tankers (Bahamas III) Limited
Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Net loss	(47)	(24)	(155)
Adjustments to reconcile net loss with net cash used in operating activities:	—	—	—
Changes in operating assets and liabilities:
Other current assets	(1)	—	—
Other current liabilities	(7)	(81)	69
Net cash used in operating activities	(55)	(105)	(86)
Investing activities
Change in restricted cash and investments	55	105	6,786
Net cash provided by investing activities	55	105	6,786
Financing activities
Dividend paid	—	—	(6,700)
Net cash used in financing activities	—	—	(6,700)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	—	—	—

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

Revenue and expense recognition
The Company no longer generates revenue following the sale of its Vessel in 2010. Expenses are recognized on the accrual basis.

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

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013 and are not expected to have a material impact on the Company’s financial statements.

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

6.   SHARE CAPITAL

Authorized share capital:

	2013	2012
1,000 shares of $1 par value	1,000	1,000

Issued and outstanding share capital:

	2013	2012
100 common shares of $1 par value	100	100

7.   FINANCIAL INSTRUMENTS

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2013 and 2012 are as follows:

(in thousands of $)	2013 Fair value	2013 Carrying value	2012 Fair value	2012 Carrying value
Financial assets:
Restricted cash and investments	781	781	836	836

The estimated fair values of financial assets are as follows:

(in thousands of $)	2013 Fair value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	781	781	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Restricted cash and investments - the carrying value is a reasonable estimate of fair value.

Concentrations of risk
There is a concentration of credit risk with respect to Restricted Cash to the extent that all of the amounts are invested with The Bank of New York Mellon.

8.   RELATED PARTY TRANSACTIONS

Management Fee

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

Pursuant to a Designated Representative Agreement, CalPetro Holdings Limited, or the Designated Representative, was appointed to represent California Petroleum as its Designated Representative to act on its behalf with respect to certain administrative matters such as the filing of periodic reports and financial statements with the Securities and Exchange Commission. The fee payable to the Designated Representative, or the Designated Representative Fee, was $15,000 per annum payable semi-annually in arrears for the period until the third anniversary of the closing of the Notes issue then increasing by four percent on each subsequent anniversary of the closing of the issue of the Notes. The annual Designated Representative Fee increased to $20,000, $25,000 and $30,000 on April 1, 1999, April 1, 2004 and April 1, 2009, respectively. The Designated Representative Fee is split equally between the Owners. The Designated Representative Fee in 2011 includes a charge of $13,500 in respect of amounts under accrued in previous years.

Management fee expenses and management fee payable in respect of the Designated Representative Fee for the years ended and as of December 31, 2013, 2012, and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expenses	8	8	21
Management fee payable	2	2	19

9.   COLLATERAL ARRANGEMENT

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

10.   DIVIDEND

The Company paid a dividend of $6.7 million on December 15, 2011.